File Nos. 333-25663
                                                                       811-08178
================================================================================
                      SECURITIES  AND  EXCHANGE  COMMISSION

                            Washington, D.C.  20549

                                   FORM N-4

REGISTRATION  STATEMENT  UNDER  THE SECURITIES ACT OF 1933                 [ ]
         Pre-Effective  Amendment  No.  1                                  [X]
      Post-Effective  Amendment  No.  ___                                  [ ]
REGISTRATION  STATEMENT  UNDER  THE INVESTMENT COMPANY ACT OF 1940         [ ]
         Amendment  No.  1                                                 [X]
                       (Check appropriate box or boxes.)

     American  Fidelity  Separate  Account  B
     _________________________________________
     (Exact  Name  of  Registrant)

     American  Fidelity  Assurance  Company
     _________________________________________
     (Name  of  Depositor)

     2000  N.  Classen  Blvd., Oklahoma City, Oklahoma                73106
     ____________________________________________________________   __________
     (Address of Depositor's Principal Executive Offices)           (Zip Code)

Depositor's Telephone Number, including Area Code (405) 523-2000

     Name and Address of Agent for Service

          Stephen P. Garrett
          Senior Vice President
          Law & Governmental Affairs Dept.
          American Fidelity Corporation
          2000 N. Classen Blvd.
          Oklahoma City, OK 73106

     Copies to:
          Lynn K. Stone
          Blazzard, Grodd & Hasenauer, P.C.
          P.O. Box 5108
          Westport, CT 06881
          (203) 226-7866

Approximate Date of Proposed Public Offering:
          As soon as practicable after the effective date of this Filing.

Calculation of Registration Fee under the Securities Act of 1933:
     Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.
================================================================================
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             CROSS REFERENCE SHEET
                            (Required  by  Rule  495)

Item No.                                                       Location
--------                                                 ----------------------

                                     PART A

Item 1.   Cover Page                                     Cover Page

Item 2.   Definitions                                    Glossary of Terms

Item 3.   Synopsis                                       Summary

Item 4.   Condensed Financial Information                Not Applicable

Item 5.   General Description of Registrant, Depositor,
          and Portfolio Companies                        Investment Options,
                                                         American Fidelity,
                                                         the Separate Account

Item 6.   Deductions and Expenses                        Expenses

Item 7.   General Description of Variable Annuity
          Contracts                                      The AFAdvantage
                                                         Variable Annuity

Item 8.   Annuity Period                                 Annuity Provisions

Item 9.   Death Benefit                                  Death Benefit

Item 10.  Purchases and Contract Value                   How to Purchase the
                                                         AFAdvantage Variable
                                                         Annuity

Item 11.  Redemptions                                    Withdrawals

Item 12.  Taxes                                          Taxes

Item 13.  Legal Proceedings.                             Legal Proceedings

Item 14.  Table of Contents of the Statement of
          Additional Information                         Table of Contents of
                                                         the Statement of
                                                         Additional Information




                        CROSS REFERENCE SHEET (CONT'D)
                            (Required by Rule 495)

Item No.                                             Location
--------                                        --------------------

                             PART B

Item 15.  Cover Page                            Cover Page

Item 16.  Table of Contents.                    Table of Contents

Item 17.  General Information and History       General Information
                                                and History of the
                                                Company

Item 18.  Services                              Not Applicable

Item 19.  Purchase of Securities Being Offered  Not Applicable

Item 20.  Underwriters                          Distributor

Item 21.  Calculation of Performance Data       Performance
                                                Information

Item 22.  Annuity Payments.                     Annuity Provisions

Item 23.  Financial Statements                  Financial Statements

                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered, in Part C to this Registration Statement.



                                    PART A

                       THE AFADVANTAGE VARIABLE ANNUITY

                                   issued by

                     AMERICAN FIDELITY SEPARATE ACCOUNT B

                                      and

                      AMERICAN FIDELITY ASSURANCE COMPANY

                               ___________, 1997


This prospectus describes the AFAdvantage Variable Annuity offered by American Fidelity Assurance Company (American Fidelity, our, us or we). Our home office is 2000 N. Classen Boulevard, Oklahoma City, Oklahoma 73106.

   The annuity is a fixed and variable deferred annuity policy which has 10 Investment Options - the Guaranteed Interest Account Option and the following
Portfolios    :

     MERRILL LYNCH VARIABLE SERIES FUNDS, INC.
          Merrill Lynch Prime Bond Fund
          Merrill Lynch Special Value Focus Fund
          Merrill Lynch American Balanced Fund
          Merrill Lynch International Equity Focus Fund
          Merrill Lynch High Current Income Fund
     DREYFUS STOCK INDEX FUND
     THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
     DREYFUS VARIABLE INVESTMENT FUND
          Growth and Income Portfolio
          Small Company Stock Portfolio

Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the AFAdvantage Variable Annuity.

To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information (SAI) dated _________, 1997. The SAI has been filed with the Securities and Exchange Commission (SEC) and is incorporated by reference into this prospectus. The Table of Contents of the SAI is found on the last page of this prospectus. For a free copy of the SAI, call us at (800) 662-1106 or write us at: P.O. Box 25523, Oklahoma City, Oklahoma 73125-0523.

INVESTMENT IN A VARIABLE ANNUITY IS SUBJECT TO RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. THE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                               TABLE OF CONTENTS

                                                                          PAGE

GLOSSARY OF TERMS

SUMMARY

FEE TABLE

THE AFADVANTAGE VARIABLE ANNUITY
Policy Owner
Joint Owner
Beneficiary
Assignment of the Policy

ANNUITY PROVISIONS
Annuity Date
Selection of an Annuity Option
Annuity Payments
Annuity Options

HOW TO PURCHASE THE AFADVANTAGE VARIABLE ANNUITY
Purchase Payments
Allocation of Purchase Payments
Right to Examine Policy
Accumulation Units

INVESTMENT OPTIONS
Portfolios
Guaranteed Interest Account Option
Voting Rights
Substitution
Transfers
Transfers during the Accumulation Phase
Transfers during the Annuity Phase
    Automatic Dollar Cost Averaging
Asset Rebalancing

PERFORMANCE

EXPENSES
Insurance Charges
Mortality and Expense Risk Charge
Administrative Charge
Distribution Expense Charge
Policy Maintenance Charge
Withdrawal Charge
Reduction or Elimination of the Withdrawal Charge
Transfer Fee
Premium Taxes
Income Taxes
Portfolio Expenses

TAXES
Annuities in General
Qualified and Non-Qualified Policies
Tax Treatment of Withdrawals - Non-Qualified Policies
Tax Treatment of Withdrawals - Qualified Policies
Tax Treatment of Withdrawals - Tax-Sheltered Annuities
Diversification

WITHDRAWALS
Systematic Withdrawal Program
Suspension of Payments or Transfers

LOANS

DEATH BENEFIT
Death Benefit Amount
Death of Owner Before Annuity Date
Death of Annuitant Before the Annuity Date
Death of Owner After the Annuity Date
Death of Annuitant After the Annuity Date

OTHER INFORMATION
American Fidelity
The Separate Account
Legal Proceedings
Distribution
Administration
Financial Statements

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION




                                GLOSSARY OF TERMS


Some of the terms used in this prospectus are technical. To help you understand these terms, we have defined them below and have capitalized them throughout the prospectus.

ACCOUNTS: The Guaranteed Interest Account and the Portfolios.

ACCOUNT VALUE: The value of your Policy in the Investment Options during the Accumulation Phase.

ACCUMULATION PHASE: Until you decide to begin receiving Annuity Payments, your annuity is in the Accumulation Phase.

ACCUMULATION UNIT: The unit of measurement we use to keep track of the value of your Policy invested in the Portfolios during the Accumulation Phase.

ANNUITANT: The natural person on whose life Annuity Payments are based.

ANNUITY DATE: The date Annuity Payments begin. You can choose the month and year in which Annuity Payments will begin.

ANNUITY OPTIONS: You can choose among available pay-out plans for your Annuity Payments. These are referred to as Annuity Options.

ANNUITY PAYMENTS: You can receive regular income payments from your Policy. These are referred to as Annuity Payments.

ANNUITY PHASE: The period during which we make Annuity Payments.

ANNUITY UNIT: The unit of measurement we use to calculate your Annuity Payments during the Annuity Phase.

BENEFICIARY: The person or entity you name to receive any death benefits.

FUNDS: Merrill Lynch Variable Series Funds, Inc., Dreyfus Stock Index Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Variable Investment Fund.

GUARANTEED INTEREST ACCOUNT OPTION: An investment option within our general account which earns interest credited by us.

INVESTMENT OPTIONS: The Portfolios and the Guaranteed Interest Account Option.

JOINT OWNER: The Policy can be owned by you and your spouse (the Joint Owner).

NON-QUALIFIED: If you do not purchase the Policy under a Qualified plan, your Policy is referred to as a Non-Qualified Policy.

POLICY: The AFAdvantage Variable Annuity.

POLICY ANNIVERSARY: The anniversary of the date your Policy was issued.


POLICY OWNER: The person or entity entitled to ownership rights under a Policy.


POLICY YEAR: The annual period which begins on the date your Policy was issued and each anniversary of that date.

PORTFOLIOS: The variable investment options available under the Policy. Each Portfolio has its own investment objective and is invested in a Fund or a corresponding portfolio of a Fund.

PURCHASE PAYMENT: The money you invest to buy the Policy.

QUALIFIED:  Policies purchased under special tax qualification  rules (examples:
Individual Retirement Annuities, 403(b) Tax-Sheltered Annuities, H.R. 10 and Corporate Pension and other qualified retirement plans).

TAX DEFERRAL: Tax deferral means that you are not taxed on earnings or appreciation on the assets in your Policy until you take money out of your Policy.


                                     SUMMARY

The following information is a summary of some of the more important features of your annuity Policy. More detailed information is contained in the corresponding sections of this prospectus.

THE AFADVANTAGE VARIABLE ANNUITY. This prospectus describes the flexible premium variable and fixed deferred annuity policy offered by American Fidelity Assurance Company (American Fidelity). It is a contract between you, the Policy Owner, and American Fidelity, an insurance company. The Policy provides a means for investing on a Tax-Deferred basis in the Portfolios and the Guaranteed Interest Account Option. The AFAdvantage Variable Annuity is designed for people seeking long-term Tax-Deferred accumulation of assets, generally for retirement or other long-term purposes. The Tax-Deferred feature is most attractive to people in high federal and state tax brackets. You should not buy the Policy if you are looking for a short-term investment or if you cannot accept the risk of getting back less money than you put in.

Like all deferred annuities, your Policy has two phases: the Accumulation Phase and the Annuity Phase. During the Accumulation Phase, you invest money in your annuity and your earnings accumulate on a Tax-Deferred basis. Your earnings are based on the investment performance of the Portfolios you selected and/or the interest rate earned on the money you have in the Guaranteed Interest Account. You can withdraw money from your Policy during the Accumulation Phase. During the Accumulation Phase, the earnings are taxed as income only when you make a withdrawal. A federal tax penalty may apply if you make withdrawals before age 59 1/2. The Annuity Phase occurs when you begin receiving regular payments from your Policy. Among other factors, the amount of the payments you may receive during the Annuity Phase will depend upon the amount of money you are able to accumulate in your Policy during the Accumulation Phase.

ANNUITY PROVISIONS. You can receive monthly Annuity Payments from your Policy under an Annuity Option. During the Annuity Phase, payments can come from the Portfolios and/or the Guaranteed Interest Account.

HOW TO PURCHASE THE AFADVANTAGE VARIABLE ANNUITY. You may make purchase payments at any time during the Accumulation Phase. Each payment must be at least $25. You must complete an application and make your first Purchase Payment to purchase the Policy.

INVESTMENT OPTIONS. You may allocate your money to the Guaranteed Interest Account Option of American Fidelity or the following Portfolios:

     MERRILL LYNCH VARIABLE SERIES FUNDS, INC.
          Merrill Lynch Prime Bond Fund
          Merrill Lynch Special Value Focus Fund
          Merrill Lynch American Balanced Fund
          Merrill Lynch International Equity Focus Fund
          Merrill Lynch High Current Income Fund

     DREYFUS STOCK INDEX FUND

     THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

     DREYFUS VARIABLE INVESTMENT FUND
          Growth and Income Portfolio
          Small Company Stock Portfolio

The Portfolios offer professionally managed investment choices and are fully described in the attached prospectuses for the Funds. You can make or lose money in the Portfolios, depending upon market conditions.

The Guaranteed Interest Account Option offers an interest rate that is guaranteed by us. While your money is in the Guaranteed Interest Account Option, the interest your money will earn (subject to a withdrawal charge on any withdrawals from the Guaranteed Interest Account) is guaranteed by American Fidelity.

EXPENSES. The following are the annual insurance charges which are deducted from the average daily value of your Policy allocated to the Portfolios every year:
Mortality and Expense Risk Charge - 1.25%; Administrative Charge - .15%; and Distribution Expense Charge - .10%. Each year we also deduct a $30 policy maintenance charge from your Policy. There are also annual expenses of the Portfolios which range from .30% to .96% of the average daily value of the Portfolios, depending upon the Portfolio(s) you invest in.

You can transfer between accounts up to 12 times a Policy Year during the Accumulation Phase. After that the charge is the lesser of $25 or 2% of the amount transferred. You may make one transfer a Policy Year during the Annuity Phase. The one transfer is free.

During the first Policy Year, any withdrawals you make will have a withdrawal charge. After the first Policy Year, you may make a withdrawal of up to 10% of the value of your Policy once each Policy Year without incurring a withdrawal charge (referred to as the "free withdrawal amount"). If you do not use the free withdrawal amount in any year, it may not be carried forward and used the next Policy Year.

The withdrawal charge is a percentage of the amount withdrawn in excess of the free withdrawal amount as shown below:

    Policy Year       Withdrawal Charge %
--------------------  -------------------
        1                         8%
        2                         7%
        3                         6%
        4                         5%
        5                         4%
        6                         3%
        7                         2%
        8                         1%
        9 +                       0%

American Fidelity may assess a state premium tax charge which ranges from 0-4.0% (depending upon the state).

TAXES. Your earnings are not taxed until you take them out. In most cases, if you take money out, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a federal tax penalty on the taxable amounts withdrawn, which in most cases is 10% on the taxable amounts. Payments during the Annuity Phase are considered partly a return of your original investment. That part of each payment is not taxable as income. If the Policy is tax-qualified, the entire payment may be taxable.

WITHDRAWALS. You may make a withdrawal at any time during the Accumulation Phase. There may be limits to the amount you can withdraw from a Qualified Plan. Any partial withdrawal must be for at least $250 (there are exceptions for withdrawals allowed under 403(b) and 401 hardship provisions), but a withdrawal must not reduce the value of your Policy below $100. This requirement is waived if the partial withdrawal is pursuant to the Systematic Withdrawal Program. You may request a withdrawal or elect the Systematic Withdrawal Program. Of course, you may also have to pay income tax and a tax penalty on any money you take out.

DEATH BENEFIT. If you or the Annuitant die during the Accumulation Phase, the person you have selected as your Beneficiary will receive a death benefit.

OTHER INFORMATION.

     Free Look. If you cancel the Contract within 20 days after receiving it, we will refund you the greater of the Purchase Payment paid or the value of your Policy as of the earlier of the date we receive the Policy at our home office or the date our agent receives the Policy.

     No Probate. In most cases, when you die, your Beneficiary will receive the death benefit without going through probate.

INQUIRIES. If you have any questions about your AFAdvantage Variable Annuity or need more information, please contact us at:

                    American Fidelity Assurance Company
                    Annuity Services Department
                    P.O. Box 25523
                    Oklahoma City, OK 73125-0523
                    (800) 662-1106


                                   FEE TABLE

OWNER  TRANSACTION  EXPENSES

Withdrawal Charge
(as a percentage of
the amount withdrawn)
(see Note 2 below)    Policy Year  Withdrawal Charge
                      -----------  ------------------

                          1                  8%
                          2                  7%
                          3                  6%
                          4                  5%
                          5                  4%
                          6                  3%
                          7                  2%
                          8                  1%
                          9+                  0%

Transfer Fee               No charge for first 12 transfers in a Policy
                           Year during the Accumulation Phase and no
                           charge for one transfer allowed each Policy
                           Year during the Annuity Phase; thereafter the
                           fee is the lesser of $25 or 2% of the amount
                           transferred.

Policy Maintenance Charge  $30 per Policy per Policy Year.

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

Mortality and Expense Risk Charge           1.25%
Administrative Charge                        .15%
Distribution Expense Charge                  .10%
                                            -----
Total Separate Account Annual Expenses      1.50%

FUND ANNUAL EXPENSES
(as a percentage of the average daily net assets of a Portfolio)

                                                                          Other
                                                                         Expenses
                                                  Management          (after expense            Total Annual
                                                     Fees              reimbursement)             Expenses
                                                  -----------  ----------------------------  -------------------------
MERRILL LYNCH VARIABLE SERIES FUNDS INC.
   Merrill Lynch Prime Bond Fund                         .44%           .05%                       .49%
   Merrill Lynch Special Value Focus Fund                .75%           .06%                       .81%
   Merrill Lynch American Balanced Fund                  .55%           .05%                       .60%
   Merrill Lynch International Equity Focus Fund         .75%           .14%                       .89%
   Merrill Lynch High Current Income Fund                .49%           .05%                       .54%

DREYFUS STOCK INDEX FUND                                .245%           .055%                      .30%

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.*      .72%           .24%                       .96%

DREYFUS VARIABLE INVESTMENT FUND
   Growth and Income Portfolio                           .75%           .08%                       .83%
   Small Company Stock Portfolio*                        .56%           .19%                       .75%

* From time to time, The Dreyfus Corporation and, in the case of The Dreyfus Socially Responsible Growth Fund, Inc., NCM Capital Management Group, Inc., may waive all or part of their fees and/or voluntarily assume certain Fund expenses. As of the date of this Prospectus, certain fees are being waived or expenses being assumed, in each case on a voluntary basis. Without such waivers or reimbursements, the Management Fees, Other Expenses and Total Annual Expenses that would have been incurred for the fiscal year ended December 31, 1996 would be - The Dreyfus Socially Responsible Growth Fund, Inc.: .75%, .24% and .99%; and Dreyfus Variable Investment Fund - Small Company Stock Portfolio: .75%, .19% and .94%. There is no guarantee that any fee waivers or expense reimbursements will continue in the future.

EXAMPLES

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if: (a) you surrender your Policy at the end of each time period; or (b) if your Policy is not surrendered or is annuitized:

                                                    Time              Periods
                                                    1 Year            3 Years
MERRILL LYNCH VARIABLE SERIES FUNDS, INC.
Merrill Lynch Prime Bond Fund                       a) $122.83        a) $188.54
                                                    b) $ 42.25        b) $127.19

Merrill Lynch Special Value Focus Fund              a) $125.87        a) $197.39
                                                    b) $ 45.46        b) $136.66

Merrill Lynch American Balanced Fund                a) $123.84        a) $191.59
                                                    b) $ 43.35        b) $130.46

Merrill Lynch International Equity Focus Fund       a) $126.51        a) $199.59
                                                    b) $ 42.26        b) $139.01

Merrill Lynch High Current Income Fund              a) $123.29        a) $189.93
                                                    b) $ 42.75        b) $128.68

DREYFUS STOCK INDEX FUND                            a) $121.08        a) $183.24
                                                    b) $ 40.34        b) $121.53

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.  a) $127.15        a) $201.51
                                                    b) $ 46.96        b) $141.06

DREYFUS VARIABLE INVESTMENT FUND
Growth and Income Portfolio                         a) $125.96        a) $197.94
                                                    b) $ 45.66        b) $137.24

Small Company Stock Portfolio                       a) $125.22        a) $195.74
                                                    b) $ 44.86        b) $134.89

THE ANNUAL EXPENSES OF THE PORTFOLIOS ARE BASED ON DATA PROVIDED BY THE FUNDS. WE HAVE NOT INDEPENDENTLY VERIFIED SUCH DATA.

     1. The purpose of the Fee Table is to show you the various expenses you can expect to incur directly or indirectly with the Policy. The Fee Table reflects expenses of the Separate Account as well as the Portfolios.

     2. Under certain circumstances, you can make a withdrawal without incurring the withdrawal charge. (See Expenses - Withdrawal Charge.)

     3. Premium taxes are not reflected. They may apply.

     4. The assumed average Policy size is $1,360. The $30 policy maintenance charge is reflected in the examples as $22.06.

     5. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

     As of the date of this prospectus, the sale of the AFAdvantage Variable Annuity had not begun. Therefore, no condensed financial information is presented.

                        THE AFADVANTAGE VARIABLE ANNUITY

An annuity is a contract between you, the Policy Owner, and an insurance company (in this case American Fidelity), where the insurance company promises to pay you (or someone else you choose) an income in the form of Annuity Payments beginning on a date chosen by you. Until you decide to begin receiving Annuity Payments, your annuity is in the Accumulation Phase. Once you begin receiving Annuity Payments, your Policy is in the Annuity Phase. If you or the Annuitant die during the Accumulation Phase, American Fidelity will pay a death benefit to your Beneficiary.

The Policy benefits from Tax Deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your Policy until you take money out of your Policy.

The Policy is called a variable annuity because you can choose among the available Portfolios and, depending upon market conditions, you can make or lose money in any of these Portfolios. If you select the variable annuity portion of the Policy, the amount of money you are able to accumulate in your Policy during the Accumulation Phase depends in part upon the investment performance of the Portfolio(s) you select. The Annuity Payments you will receive during the Annuity Phase can come from the Portfolios and/or the Guaranteed Interest Account.

The Guaranteed Interest Account Option offers an interest rate that is guaranteed by American Fidelity. If you select the Guaranteed Interest Account Option, your money will be placed with our other general assets. If you select the Guaranteed Interest Account Option, the amount of money you are able to accumulate in your Policy during the Accumulation Phase depends upon the total interest credited to your Policy.

POLICY OWNER . You, as the Policy Owner, have all the rights under the Policy. You can name a new Policy Owner. A change of Owner will revoke any prior designation of Owner. Any ownership changes must be sent to our home office on a form we accept. The change will go into effect when it is signed, subject to any payments we make or other actions we take before we record it. American Fidelity will not be liable for any payment made or action taken before it records the change. The Policy Owner is as designated at the time the Policy is issued, unless changed. A CHANGE OF OWNERSHIP MAY BE A TAXABLE EVENT.

JOINT OWNER . The Policy can be owned by Joint Owners. If Joint Owners are named, any Joint Owner must be the spouse of the other Owner. Upon the death of either Owner, the surviving spouse will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary unless otherwise indicated in a form we accept.

BENEFICIARY . The Beneficiary is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the Policy is issued unless changed at a later date. If the Beneficiary and the Policy Owner or Annuitant, as applicable, die at the same time, we will assume that the Beneficiary died first for purposes of payment of the death benefit. You can name any Beneficiary to be an irrevocable Beneficiary. The interest of an irrevocable Beneficiary cannot be changed without his or her consent.

You can change the Beneficiary at any time during the Annuitant's life. To do so, you need to send a request to our home office. The request must be on a form we accept. The change will go into effect when signed, subject to any payments we make or actions we take before we record the change. A change cancels all prior Beneficiaries, except a change will not cancel any irrevocable Beneficiary without his or her consent. The interest of the Beneficiary will be subject to: any assignment of the Policy which is binding on us, and any Annuity Option in effect at the Annuitant's death.

ASSIGNMENT OF THE POLICY

During the Annuitant's life, you can assign some or all of your rights under the Policy to someone else. A signed copy of the assignment must be sent to our home office on a form we accept. The assignment will go into effect when it is signed, subject to any payments we make or other actions we take before we record it. We are not responsible for the validity or effect of any assignment. If there are irrevocable Beneficiaries, you need their consent before assigning your ownership rights in the Policy. Any assignment made after the death benefit has become payable will be valid only with our consent. If the Policy is assigned, your rights may only be exercised with the consent of the assignee of record. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the Policy is issued pursuant to a Qualified plan, there may be limitations on your ability to assign it.

                               ANNUITY PROVISIONS

ANNUITY DATE

You can receive regular monthly income payments (Annuity Payments) under your Policy. You can choose the month and year in which those payments begin. We call that date the Annuity Date. You can select an Annuity Date at any time during the Accumulation Phase. You must notify us of this date at least 30 days prior to the date you want your Annuity Payments to begin. Prior to the Annuity Date, you may change the Annuity Date by written request. Any change must be requested at least 30 days prior to the new Annuity Date. Your Annuity Date must be the first day of a calendar month. The Annuity Date may not be later than the earlier of when the Annuitant reaches attained age 85 or the maximum date permitted under state law. Your Annuity Date cannot be any earlier than 30 days after you buy the Contract.

SELECTION OF AN ANNUITY OPTION

You can choose among income plans. We call those Annuity Options. A selection to receive Annuity Payments under an Annuity Option must be made at least 30 days prior to the Annuity Date. If no option is selected, Option 2 with 120 monthly payments guaranteed will automatically be applied. Prior to the Annuity Date, you may change the Annuity Option selected by written request. Any change must be requested at least 30 days prior to the Annuity Date. If an option is based on life expectancy, we will require proof of the payee's date of birth.

ANNUITY PAYMENTS

Annuity Payments are paid in monthly installments. Annuity Payments can be made on a variable basis (which means they will be based on the investment performance of the Portfolios) and/or on a fixed basis (which means they will come from the Guaranteed Interest Account). However, payments under Option 4 can only come from the Guaranteed Interest Account (fixed annuity). Depending on your election, the value of your Policy (adjusted for the policy maintenance charge and any taxes) will be applied to provide the Annuity Payment. If no election has been made 30 days prior to the Annuity Date, amounts in the Guaranteed Interest Account will be used to provide a fixed annuity and amounts in the Portfolios will be used to provided a variable annuity. If you choose to have any portion of your Annuity Payments come from the Portfolio(s), the dollar amount of your payment will depend upon 3 things: 1) the value of your Policy in the Portfolio(s) on the Annuity Date, 2) the assumed investment rate used in the annuity table for the Policy, and 3) the performance of the Portfolios you selected. You can choose either a 3%, 4% or 5% assumed investment rate. If you do not choose an assumed investment rate, the assumed investment rate will be 3%. If the actual performance exceeds the 3% assumed rate (or whichever rate you choose), your Annuity Payments will increase. Similarly, if the actual rate is less than 3% (or whichever rate you choose), your Annuity Payments will decrease. The amount of the first Annuity Payment will depend on the Annuity Option elected and the age of the Annuitant at the time the first payment is due.

ANNUITY OPTIONS

You can choose one of the following Annuity Options or any other Annuity Option acceptable to us. After Annuity Payments begin, you cannot change the Annuity Option.

OPTION 1. LIFETIME ONLY ANNUITY: We will make monthly payments during the life of the Annuitant. If this option is elected, payments will stop when the Annuitant dies.

OPTION 2. LIFETIME ANNUITY WITH GUARANTEED PERIODS: We will make monthly payments for the guaranteed period selected during the life of the Annuitant. When the Annuitant dies, any amounts remaining under the guaranteed period selected will be distributed to the Beneficiary at least as rapidly as they were being paid as of the date of the Annuitant's death. The guaranteed period may be 10 years or 20 years.

OPTION 3. JOINT AND SURVIVOR ANNUITY: We will make monthly payments during the joint lifetime of the Annuitant and a Joint Annuitant. Payments will continue during the lifetime of the surviving Annuitant and will be computed on the basis of 100%, 66 2/3% or 50% of the Annuity Payment in effect during the joint lifetime.

OPTION 4. PERIOD CERTAIN: We will make monthly payments for a specified period. The specified period must be at least five years and cannot be more than 30 years. This option is available as a fixed annuity only.

                HOW TO PURCHASE THE AFADVANTAGE VARIABLE ANNUITY

PURCHASE PAYMENTS

A Purchase Payment is the money you give us to buy the Policy. You may make Purchase Payments at any time during the Accumulation Phase. You may increase, decrease, or change the frequency of such payments. However, each Purchase Payment must be for at least $25. If in any year no Purchase Payments are made, the Policy will not lapse. We reserve the right to reject any application or Purchase Payment. We may deduct amounts from Purchase Payments for premium taxes, if any. At the time you buy the Policy, you and the Annuitant cannot be older than 85 years old, or the maximum age permitted under state law.

ALLOCATION OF PURCHASE PAYMENTS

We will allocate the first net Purchase Payment to one or more Investment Options according to your instructions. We will allocate subsequent Purchase Payments in the same manner as the first unless you change your instructions. You may change the allocations of Investment Options by using a form we accept. We reserve the right to limit the available Investment Options from which you may choose. All allocations must be in whole percentages, and must not be less than $25.

Once we receive your Purchase Payment and application, we will issue your Policy and allocate your first Purchase Payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. We will credit your subsequent Purchase Payments to your Policy within one business day. Our business day closes when the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern time.

RIGHT TO EXAMINE POLICY

If you change your mind about owning the Policy, you can cancel it within 20 days after receiving it. When you cancel the Policy within this time period, we will not assess a withdrawal charge. If you return the Policy, it will be void from the beginning and we will refund to you the greater of: the Purchase Payments paid, or the value of your Policy as of the earlier of the date we receive the Policy at our home office, or the date our agent receives the Policy.

ACCUMULATION UNITS

The value of the portion of your Policy allocated to the Portfolios will go up or down depending upon the investment performance of the Portfolio(s) you choose. The value of your Policy will also depend on the expenses of the Policy. In order to keep track of the value of your Policy, we use a measurement called an Accumulation Unit. During the Annuity Phase, we call the unit an Annuity Unit.

Every business day we determine the value of an Accumulation Unit for a share of a Portfolio by multiplying the Accumulation Unit value for the previous period by a factor for each Portfolio for the current period. The factor for each Portfolio is determined by:

       1. dividing the value of the underlying Portfolio share at the end of the current period by the value of an underlying Portfolio share for the previous period; and

       2. subtracting from that amount any mortality and expense risk, administrative and distribution expense charges.

The value of an Accumulation Unit may go up or down from day to day.

When you make a Purchase Payment, we credit your Policy with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to a Portfolio by the value of the Accumulation Unit for that Portfolio.

We calculate the value of an Accumulation Unit for each Portfolio after the New York Stock Exchange closes each day and then credit your Policy accordingly.

EXAMPLE:

On Thursday we receive an additional Purchase Payment of $100 from you. You direct this to go to the Merrill Lynch Special Value Focus Fund investment option. When the New York Stock Exchange closes on that Thursday, we determine that the value of an Accumulation Unit for the Merrill Lynch Special Value Focus Fund is $10.75. We then divide $100 by $10.75 and credit your Policy on Thursday night with 9.30 Accumulation Units for the Merrill Lynch Special Value Focus Fund.


                               INVESTMENT OPTIONS

When you buy the Policy you can allocate your money to the Portfolios listed below and/or the Guaranteed Interest Account.

PORTFOLIOS

MERRILL LYNCH VARIABLE SERIES FUNDS, INC.

Merrill Lynch Variable Series Funds, Inc. is an open-end management investment company with sixteen separate funds. Merrill Lynch Asset Management, L.P. is the investment adviser to the Funds. The following Funds are available under the
Policy:

     Merrill Lynch Prime Bond Fund
     Merrill Lynch Special Value Focus Fund
     Merrill Lynch American Balanced Fund
     Merrill Lynch International Equity Focus Fund
     Merrill Lynch High Current Income Fund

DREYFUS STOCK INDEX FUND

Dreyfus Stock Index Fund is an open-end, non-diversified, management investment company. The Dreyfus Corporation serves as the Fund's manager. Dreyfus has hired its affiliate, Mellon Equity Associates, to serve as the Fund's index fund manager and provide day-to-day management of the Fund's investments.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

The Dreyfus Socially Responsible Growth Fund, Inc. is an open-end, diversified management investment company. The Dreyfus Corporation serves as the Fund's investment adviser. NCM Capital Management Group, Inc. serves as the Fund's sub-investment adviser and provides day-to-day management of the Fund's portfolio.

THE DREYFUS VARIABLE INVESTMENT FUND

Dreyfus Variable Investment Fund is an open-end management investment company with thirteen portfolios. The Dreyfus Corporation serves as the investment adviser. The following Funds are available under the Policy:

     Growth and Income Portfolio
     Small Company Stock Portfolio

Additional Portfolios and/or Funds may be available in the future.

Shares of the Funds are issued and redeemed in connection with investments in and payments under certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated. The Funds do not believe that offering their shares in this manner will be disadvantageous to you. Nevertheless, the Board of Trustees or the Boards of Directors, as applicable, intend to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken. If such a conflict were to occur, one or more insurance company separate accounts might withdraw its investments in a Portfolio. An irreconcilable conflict might result in the withdrawal of a substantial amount of a Portfolio's assets which could adversely affect such Portfolio's net asset value per share.

YOU SHOULD READ THE PROSPECTUSES FOR THE FUNDS CAREFULLY BEFORE INVESTING. THEY CONTAIN DETAILED INFORMATION ABOUT THE PORTFOLIOS AND ARE ATTACHED TO THIS PROSPECTUS. You can obtain a copy of the Statement of Additional Information for the Portfolios by contacting American Fidelity's Service Office at: (800) 662-1106, P.O. Box 25523, Oklahoma City, Oklahoma 73125-0523.

GUARANTEED INTEREST ACCOUNT OPTION

The Guaranteed Interest Account Option is an investment option within our general account which earns interest credited by us.

Because of certain exemptive and exclusionary provisions, interests in the Guaranteed Interest Account are not registered under the Securities Act of 1933 and the Guaranteed Interest Account is not registered as an investment company under the Investment Company Act of 1940. Therefore, neither the Guaranteed Interest Account nor any interests in it are subject to the provisions of these Acts. The Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the
Guaranteed Interest Account Option. Disclosures regarding the Guaranteed Interest Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

VOTING RIGHTS

American Fidelity is the legal owner of the Portfolio shares. However, American Fidelity believes that when a Portfolio solicits proxies in conjunction with a shareholder vote, it is required to obtain from you and other Policy Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION

American Fidelity may substitute one of the Portfolios you have selected with another Portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intention to do this.

TRANSFERS

You may direct us to make transfers between all Investment Options. A transfer request must be in a form we accept. We reserve the right to limit the number of transfers that may be made. If you elect to use this transfer privilege, we will not be liable for transfers made as instructed by you. All transfers must be in whole percentages. All transfers made on a given date count as one transfer.

We reserve the right, at any time and without prior notice, to end, suspend or change the transfer privilege.

TRANSFERS DURING THE ACCUMULATION PHASE. If you make more than 12 transfers in a Policy Year, there is a transfer fee deducted. The fee is the lesser of $25 per transfer or 2% of the amount transferred. The minimum amount which you can transfer is $500 from an Account or your entire value in the Account. All transfers must be in whole percentages.

TRANSFERS DURING THE ANNUITY PHASE. You may make transfers among the Portfolios. You may also make transfers from the Portfolios to the Guaranteed Interest Account Option to provide for a fixed annuity. You may only make one transfer each Policy year during the Annuity Phase. There is no transfer fee charged for the one transfer. You cannot make a transfer from your fixed annuity to a Portfolio.


AUTOMATIC DOLLAR COST AVERAGING

Automatic Dollar Cost Averaging allows you to systematically transfer a set amount each quarter from any Investment Option (source account) to any of the other Investment Option(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. Automatic Dollar
Cost Averaging is only available during the Accumulation Phase. The minimum amount which can be transferred each quarter is $500 from each source account.

If you participate in Automatic Dollar Cost Averaging, the transfers made under the program are taken into account in determining any transfer fee.

ASSET REBALANCING

Once your money has been allocated among the Investment Options, the performance of the Investment Options may cause your allocation to shift. You can direct us to automatically rebalance your Policy to return to your original percentage allocations by selecting our Asset Rebalancing service. The transfer date will be the 1st day after the end of the Policy year. Asset Rebalancing is only available during the Accumulation Phase. If you participate in Asset Rebalancing, the transfers made under the program are taken into account in determining any transfer fee.


                                   PERFORMANCE

American Fidelity may periodically advertise performance based on the historical performance of the various Portfolios. American Fidelity will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the insurance charges, policy maintenance charge and expenses of the Portfolios. It does not reflect the deduction of any applicable withdrawal charge. Results calculated without the withdrawal charge will be higher. American Fidelity may also advertise cumulative total return information. Cumulative total return is determined the same way except that the results are not annualized. Any advertisement will also include average annual total return figures which reflect the deduction of the insurance charges, policy maintenance charge, withdrawal charges and the expenses of the Portfolio.


For periods starting prior to the date the Policies were first offered, the performance will be based on the historical performance of the corresponding Portfolios, modified to reflect the charges and expenses of the AFAdvantage Variable Annuity as if the Policies had been in existence during the period stated in the advertisement. These figures should not be interpreted to reflect actual historic performance.

More detailed information regarding how performance is calculated is found in the SAI.

Any past performance does not guarantee future results of the Portfolios.


                                    EXPENSES

There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are:

INSURANCE CHARGES

We deduct insurance charges each day. We do this as part of the calculation of the value of the Accumulation Units during the Accumulation Phase and the Annuity Units during the Annuity Phase. The insurance charges are: 1) the mortality and expense risk charge; 2) the administrative charge; and 3) the distribution expense charge.

     MORTALITY AND EXPENSE RISK CHARGE . This charge is equal, on an annual basis, to 1.25% of the average daily value of the Policy invested in a Portfolio, after the deduction of expenses. This charge compensates us for all the insurance benefits provided by your Policy (for example, the guarantee of annuity rates, the death benefits, certain expenses related to the Policy, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Policy).

     ADMINISTRATIVE CHARGE . This charge is equal, on an annual basis, to .15% of the average daily value of the Policy invested in a Portfolio, after the deduction of expenses. This charge may be increased but will never be more than
 .25% of the average daily value of the Policy invested in a Portfolio. This charge, together with the policy maintenance charge (which is explained below), is for all the expenses associated with the administration of the Policy. Some of these expenses include: preparation of the Policy, confirmations, annual reports and statements, maintenance of Policy records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs.

     DISTRIBUTION EXPENSE CHARGE . This charge is equal, on an annual basis, to .10% of the average daily value of the Policy invested in a Portfolio, after the deduction of expenses.  This charge may be increased but will never be more than
 .25% of the average  daily value of the Policy  invested  in a  Portfolio.  This
charge  compensates   American  Fidelity  for  the  costs  associated  with  the distribution of the Policies.

POLICY MAINTENANCE CHARGE

Every Policy Year American Fidelity deducts $30 from your Policy as a policy maintenance charge. American Fidelity reserves the right to change the policy maintenance charge, however, it will never be more than $36 per year. The charge will be deducted pro-rata from the Accounts. During the Accumulation Phase, the policy maintenance charge will be deducted on each Policy Anniversary. If you make a total withdrawal on other than a Policy Anniversary, the full policy maintenance charge will be deducted at the time of the withdrawal. During the Annuity Phase, the charge will be deducted pro-rata from Annuity Payments.

WITHDRAWAL CHARGE

    Withdrawals may be subject to a withdrawal charge. During the Accumulation Phase, you can make withdrawals from your Policy (see the "Withdrawals" section). During the first Policy Year, all withdrawals will have a withdrawal charge. After the first Policy Year, you can make a withdrawal of up to 10% of the value of your Policy (at the time you request the withdrawal) once each Policy Year without incurring a withdrawal charge (free withdrawal amount). If you do not use the free withdrawal amount in any year, it cannot be carried forward to the next Policy Year.

The withdrawal charge is a percentage of the amount withdrawn in excess of the free withdrawal amount as shown below:

   Policy Year        Withdrawal Charge %
--------------------  -------------------
        1                        8%
        2                        7%
        3                        6%
        4                        5%
        5                        4%
        6                        3%
        7                        2%
        8                        1%
        9+                       0%

The withdrawal charge is calculated at the time of each withdrawal and will never exceed 8% of the total Purchase Payments. For partial withdrawals, the charge will be deducted from the value of your Policy remaining. No withdrawal charge will be applied when a death benefit is paid or payment under any annuity option providing at least seven annual or 72 monthly payments.

   The withdrawal charge compensates us for expenses associated with selling the Policy.

NOTE: For tax purposes, withdrawals are considered to have come from the last money you put into the Policy. Thus, for tax purposes, earnings are considered to come out first. THERE ARE LIMITS TO THE AMOUNT YOU CAN WITHDRAW FROM A QUALIFIED PLAN KNOWN AS SECTION 403(b) PLAN. See Taxes and the discussion in the SAI.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

American Fidelity will reduce or eliminate the amount of the withdrawal charge when the Policy is sold under circumstances which reduce its sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the Policy or a prospective purchaser already had a relationship with American Fidelity. American Fidelity will not deduct a withdrawal charge under a Policy issued to an officer, director or employee of American Fidelity or any of its affiliates. Any circumstances resulting in the reduction or elimination of the withdrawal charge requires our prior approval.

TRANSFER FEE

There is no charge for the first 12 transfers in a Policy Year during the Accumulation Phase. Thereafter, the fee is the lesser of $25 or 2% of the amount transferred. During the Annuity Phase, there is no charge for the one transfer allowed during each Policy Year.

The transfer fee is deducted from the Investment Option which is the source of the transfer. If your entire interest in an Investment Option is being
transferred,   the  transfer  fee  will  be  deducted   from  the  amount  being
transferred. If you make transfers from multiple Investment Options, the transfer fee will be deducted pro-rata from each source Investment Option.

PREMIUM TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. American Fidelity is responsible for the payment of these taxes and will make a deduction from the value of your Policy for them. Some of these taxes are due when the Policy is issued, others are due when Annuity Payments begin. It is our current practice to pay any premium taxes when they become payable to the states. Premium taxes generally range from 0% to 4.0%, depending on the state.

INCOME TAXES

American Fidelity will deduct from the Policy any income taxes which it may incur because of the Policy. Currently, American Fidelity is not making any such deductions.

PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of the various Portfolios which are described in the attached prospectuses for the Funds.


                                      TAXES

NOTE: AMERICAN FIDELITY HAS PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. WE HAVE INCLUDED ADDITIONAL INFORMATION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITIES IN GENERAL

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules provide that you will not be taxed on the earnings on the money held in your annuity until you take the money out. This is referred to as Tax Deferral. There are different rules regarding how you will be taxed depending upon how you take the money out and the type of Policy - Qualified or Non-Qualified (see following sections).

You, as the Owner, will not be taxed on increases in the value of your Policy until a distribution occurs - either as a withdrawal or as Annuity Payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For Annuity Payments, different rules apply. A portion of each Annuity Payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity Payments are expected to be made. Annuity Payments received after you have received all of your Purchase Payments are fully includible in income.

When a Non-Qualified Policy is owned by a non-natural person (e.g., a corporation or certain other entities other than tax-qualified trusts), the Policy will generally not be treated as an annuity for tax purposes. This means that the Policy may not receive the benefits of Tax-Deferral. Income may be taxed as ordinary income every year.

QUALIFIED AND NON-QUALIFIED POLICIES

If you purchase the Policy under a Qualified plan, your Policy is referred to as a Qualified Policy. Examples of Qualified plans are: Individual Retirement
Annuities (IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) Policies), H.R. 10 Plans (sometimes referred to as Keogh plans) and Corporate Pension and Profit-Sharing Plans.

If you do not purchase the Policy under a Qualified plan, your Policy is referred to as a Non-Qualified Policy.

TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED POLICIES

If you make a withdrawal from your Policy, the Code treats such a withdrawal as first coming from earnings and then from your Purchase Payments. In most cases, such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a tax penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid after the Owner dies; (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer; (5) paid under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982.

The Policy provides that when the Annuitant dies prior to the Annuity Date, a death benefit will be paid to the Beneficiary. If the Owner is not the Annuitant, such payments made when the Annuitant dies do not qualify for the death of Owner exception described above, and will be subject to the 10% tax penalty unless the Beneficiary is 59 1/2 years old or one of the other exceptions to the penalty applies.

TAX TREATMENT OF WITHDRAWALS - QUALIFIED POLICIES

The above information describing the taxation of Non-Qualified Policies does not apply to Qualified Policies. In the case of a withdrawal under a Qualified Policy, a ratable portion of the amount received is taxable, generally based on the ratio of your cost basis to your total accrued benefit under the retirement plan. The Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Policies issued and qualified under Code Sections 403(b) (Tax-Sheltered Annuities), 408(b) (Individual Retirement Annuities) and 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans). To the extent amounts are not includible in gross income because they have been properly rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his designated beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; and (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days. The exceptions stated in items (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in item (c) applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

A more complete discussion of withdrawals from Qualified Policies is contained in the SAI.

TAX TREATMENT OF WITHDRAWALS - TAX-SHELTERED ANNUITIES

The Code limits the withdrawal of purchase payments made by owners from certain Tax-Sheltered Annuities. Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) leaves his/her job; (3) dies; (4) becomes disabled (as that term is defined in the Code); or (5) in the case of hardship. However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. American Fidelity believes that the Portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not American Fidelity would be considered the owner of the shares of the Portfolios. If this occurs, it will result in the loss of the favorable tax treatment for the Policy. It is unknown to what extent under federal tax law Owners are permitted to select Portfolios, to make transfers among the Portfolios or the number and type of Portfolios Owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the Owner of the Policy, could be treated as the owner of the Portfolios.

Due to the uncertainty in this area, American Fidelity reserves the right to modify the Policy in an attempt to maintain favorable tax treatment.


                                   WITHDRAWALS

You can have access to the money in your Policy: (1) by making a withdrawal (either a partial or a total withdrawal); (2) by receiving Annuity Payments; or
(3) when a death benefit is paid to your Beneficiary. Withdrawals can only be made during the Accumulation Phase.

You may withdraw all or some of the value of your Policy, minus taxes due, if any, minus the withdrawal charge and policy maintenance charge. You must apply for a withdrawal using a form we accept. Any partial withdrawal amount must be at least $250, with exceptions for hardship. This requirement is waived if the partial withdrawal is pursuant to the Systematic Withdrawal Program (see below). After a withdrawal, the value of your Policy cannot be less than $100. Any amount withdrawn will be deducted pro-rata from the Investment Options. If you want to withdraw amounts in any other proportion, you must tell us using a form we accept.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

There are limits to the amount you can withdraw from a Qualified plan referred to as a 403(b) plan. For a more complete explanation see - Taxes and the discussion in the SAI.

SYSTEMATIC WITHDRAWAL PROGRAM

After the first Policy year, you can participate in a Systematic Withdrawal Program in lieu of the 10% free withdrawal option. If the total amount of systematic withdrawals during a Policy Year exceeds the 10% free withdrawal amount, a withdrawal charge will be incurred. During the Policy Year that systematic withdrawals begin, the 10% free withdrawal amount will be based on the value of your Policy on the business day before you request systematic withdrawals. The request must be made on a form we accept. During subsequent years, the free withdrawal amount will be based on the value of your Policy on the last Policy Anniversary. Systematic withdrawals can be made monthly, quarterly or semi-annually. We reserve the right to limit the terms and conditions under which systematic withdrawals can be elected and to stop offering any or all systematic withdrawals at any time.

INCOME TAXES AND TAX PENALTIES MAY APPLY TO SYSTEMATIC WITHDRAWALS.

SUSPENSION OF PAYMENTS OR TRANSFERS

American   Fidelity  may  be  required  to  suspend  or  postpone  payments  for withdrawals or transfers for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2. trading on the New York Stock Exchange is restricted;

     3. an emergency exists as a result of which disposal of the Fund shares is not reasonably practicable or American Fidelity cannot reasonably value the Fund shares;

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

American Fidelity has reserved the right to defer payment for a withdrawal or transfer from the Guaranteed Interest Account for the period permitted by law but not for more than six months.


                                      LOANS

If you purchased your Policy under a 403(b) Qualified plan, we may make a loan to you at any time before Annuity Payments begin. However, no loans will be made during the first Policy Year. The security for the loan will be the value of your Policy in the Guaranteed Interest Account. The loan cannot be more than the lesser of $50,000 or one-half of the value of your Policy in the Guaranteed Interest Account. Under certain circumstances, the $50,000 limit may be reduced. The minimum loan we will make is $2,500 (which can be changed by us at our discretion).

If a loan payment is not made within 60 days of the date a payment is due, the outstanding loan balance (principal plus interest) will become due and payable. If not repaid, the loan balance plus interest will be considered in default and will be treated as taxable income for the tax year of the default. Satisfaction of any unpaid loan balance plus interest from the Guaranteed Interest Account will only occur when you qualify for a plan distribution under the federal tax guidelines. If the loan is in default and you do not yet qualify for a distribution to satisfy the outstanding loan balance, the loan will continue to accrue interest which, if not paid by you, will be taxable income in the tax year accrued. Any amounts which may become taxable will be reported as plan distributions and will be subject to income tax and tax penalties, if applicable.

Upon your death, the Beneficiary will receive the death benefit reduced by the loan balance. If Annuity Payments begin while there is an outstanding loan, the value of the Guaranteed Interest Account will be reduced by the loan balance.


                                  DEATH BENEFIT

DEATH BENEFIT AMOUNT

The death benefit will be the greater of: (1) the Purchase Payments you have made, less any money you have taken out and any applicable withdrawal charges; or (2) the value of your Policy minus the policy maintenance charge and taxes, if any, determined on the business day we receive proof of death and an election for the payment period.

DEATH OF OWNER BEFORE ANNUITY DATE

If you or any Joint Owner dies before the Annuity Date, the death benefit will be paid to your Beneficiary. When any Joint Owner dies, the surviving Joint Owner, if any, will be treated as the primary Beneficiary. Any other person chosen as a Beneficiary at the time of death will be treated as a contingent Beneficiary. The death benefit will be paid under one of the following death benefit options.

Death Benefit Options:

If you or any Joint Owner dies before the Annuity Date, a Beneficiary who is not your spouse must elect the death benefit to be paid under one of the following options:

     1. lump sum payment;

     2. payment of the entire death benefit within five years of the date of your death or the death of any Joint Owner; or

     3. payment of the death benefit under any Annuity Option. If this option is chosen, the annuity must be distributed over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary; and the distribution must begin within one year of the date of your death or any Joint Owner's death.

Any portion of the death benefit not applied under an Annuity Option within one year of the date of death must be distributed within five years of the date of death.

If the Beneficiary is your spouse (spousal Beneficiary), he or she may:

     1. choose to continue the Policy in his or her own name at the current value of the Policy;

     2. choose a lump sum payment of the death benefit; or

     3. apply the death benefit to an Annuity Option.

If the deceased Owner was also the Annuitant and the spousal Beneficiary continues the Policy or applies the death benefit to an Annuity Option, the spousal Beneficiary will become the new Annuitant.

    If a lump sum payment is requested, we will pay the amount within seven days of receipt of proof of death and the election, unless the Suspension or Deferral Payments Provision is in effect. Payment to the Beneficiary (other than a lump sum payment) may only be elected during the 60 day period beginning with the date we receive proof of death. If the Beneficiary does not select a payment method during the 60 day period after we receive proof of death, the death benefit will be paid in a lump sum.

DEATH OF ANNUITANT BEFORE THE ANNUITY DATE

If you are not the Annuitant and the Annuitant dies before the Annuity Date, the death benefit will be paid to the Beneficiary. The death benefit will be paid in a lump sum and must be paid in full within five years of the date of death. If the Owner is a non-individual (e.g., a corporation), the death of the Annuitant will be treated as the death of the Owner.

DEATH OF OWNER AFTER THE ANNUITY DATE

If you, or any Joint Owner who is not the Annuitant, die during the Annuity Period, any remaining payments under the Annuity Option elected will continue at least as rapidly as they were being paid at your death or such Joint Owner's death. When any Owner dies during the Annuity Period, the Beneficiary becomes the Owner. Upon the death of any Joint Owner during the Annuity Period, the surviving Joint owner, if any, will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.

DEATH OF ANNUITANT AFTER THE ANNUITY DATE

If the Annuitant dies on or after the Annuity Date, the death benefit, if any, will be as set forth in the Annuity Option elected. Death benefits will be paid at least as rapidly as they were being paid at the Annuitant's death.


                                OTHER INFORMATION

AMERICAN FIDELITY

American Fidelity Assurance Company (American Fidelity), 2000 N. Classen Boulevard, Oklahoma City, Oklahoma 73106 is an Oklahoma stock life insurance company organized in 1960. American Fidelity is licensed to conduct life, annuity and accident and health insurance business in forty-nine states and the District of Columbia. American Fidelity is a wholly owned subsidiary of American Fidelity Corporation since 1974.

THE SEPARATE ACCOUNT

American Fidelity established a separate account, American Fidelity Separate Account B (Separate Account), to hold the assets that underlie the Policies. Our Board of Directors adopted a resolution to establish the Separate Account under Oklahoma insurance law on September 20, 1996. American Fidelity has registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into sub-accounts. Each sub-account invests in a Portfolio.

The assets of the Separate Account are held in American Fidelity 's name on behalf of the Separate Account and legally belong to American Fidelity. However, those assets that underlie the Policies, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Policies and not against any other Policies we may issue.

LEGAL PROCEEDINGS

There are no pending material legal proceedings affecting the Separate Account, American Fidelity or American Fidelity Securities, Inc.

DISTRIBUTION

American Fidelity Securities, Inc. (AFS, Inc.) acts as the distributor of the Policies. AFS, Inc. is a wholly-owned subsidiary of American Fidelity.

ADMINISTRATION

American  Fidelity  performs  certain  administrative   services  regarding  the
Policies. The administrative services include issuance of the Policies and maintenance of Policy Owner's records.

FINANCIAL STATEMENTS

The financial statements of American Fidelity have been included in the Statement of Additional Information. No financial statements of the Separate Account have been included because, as of the date of this prospectus, the Separate Account had no assets.



          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History of the Company

Experts

Legal Opinions

Distributor

Reduction or Elimination of the Withdrawal Charge

Performance Information

Tax Status

Annuity Provisions

Financial Statements


       ________________________________________________________________________


                                                              __________________

                                                              __________________

                                                              __________________



FRONT
-----

       American Fidelity Assurance Company
       Annuity Services Department
       P.O. Box 25523
       Oklahoma City, OK 73125-0523




       ________________________________________________________________________



       ________________________________________________________________________


          Please send me, at no charge, the Statement of Additional Information dated __________, 1997, for the AFAdvantage Variable Annuity issued by American Fidelity Assurance Company.


          (Please print or type and fill in all information)

BACK   ________________________________________________________________________
-----
       Name

       ________________________________________________________________________
       Address

       ________________________________________________________________________
       City                               State                   Zip Code

       ________________________________________________________________________
       Form #


                                     PART B


                       STATEMENT OF ADDITIONAL INFORMATION

             INDIVIDUAL FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED
                                ANNUITY POLICIES

                                    ISSUED BY

                      AMERICAN FIDELITY SEPARATE ACCOUNT B

                                       AND

                       AMERICAN FIDELITY ASSURANCE COMPANY



THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED _____, 1997, FOR THE INDIVIDUAL FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITY POLICIES WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR SHOULD KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE US AT:
AMERICAN FIDELITY ASSURANCE COMPANY, ANNUITY SERVICES DEPARTMENT, P.O. BOX 25523, OKLAHOMA CITY, OK 73125-0523, (800) 662-1106.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED _____, 1997.


                                TABLE OF CONTENTS

                                                                          PAGE

GENERAL INFORMATION AND HISTORY OF THE COMPANY

EXPERTS

LEGAL OPINIONS

DISTRIBUTOR

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

CALCULATION OF PERFORMANCE INFORMATION

TAX STATUS

ANNUITY PROVISIONS

FINANCIAL STATEMENTS




                 GENERAL INFORMATION AND HISTORY OF THE COMPANY

American Fidelity Assurance Company ("Company") was organized in the State of Oklahoma in 1960 and during its existence has never changed its name. Neither the sales of variable annuity contracts nor the sales of any other insurance product by the Company have ever been suspended by any state where the Company has done or is presently doing business.

The Company is a wholly owned subsidiary of American Fidelity Corporation, an insurance holding company. The stock of American Fidelity Corporation is controlled by a family investment partnership, Cameron Enterprises, A Limited Partnership, an Oklahoma limited partnership ("CELP"). In accordance with the partnership agreement, management of the affairs of CELP is vested in five managing general partners: William M. Cameron, William E. Durrett, Edward C. Joullian, III, John W. Rex and Theodore M. Elam.

                                    EXPERTS

    The financial statements of the Company as of and for the year ended December 31, 1996 and 1995 and for each of the years in the three year period ended December 31, 1996, included in this Statement of Additional Information have been audited by KPMG Peat Marwick LLP.


                                 LEGAL OPINIONS

    Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut, has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Policies.

                                   DISTRIBUTOR

American Fidelity Securities, Inc., a wholly-owned subsidiary of the Company, acts as the distributor. The offering is on a continuous basis.


                REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

The amount of the Withdrawal Charge on the Policies may be reduced or eliminated when sales of the Policies are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to a reduction of the withdrawal charge will be determined by the Company after examination of the following factors: 1) the size of the group; 2) the total amount of purchase payments expected to be received from the group; 3) the nature of the group for which the Policies are purchased, and the persistency expected in that group; 4) the purpose for which the Policies are purchased and whether that purpose makes it likely that expenses will be reduced; and 5) any other circumstances which the Company believes to be relevant to determining whether reduced sales or administrative expenses may be expected. None of the reductions in charges for sales is contractually guaranteed.

The withdrawal charge will be eliminated when the Policies are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

                     CALCULATION OF PERFORMANCE INFORMATION

From time to time, the Company may advertise performance data as described in the Prospectus. All performance advertising will include quotations of standardized total return, calculated in accordance with standard methods prescribed by rules of the Securities and Exchange Commission, to facilitate comparison with standardized total return advertised by other variable annuity separate accounts. Standardized total return advertised for a specific period is found by first taking a hypothetical $1,000 investment in a Portfolio on the first day of the period at the offering price, which is the Accumulation Unit value per unit (initial investment) and computing the ending redeemable value (redeemable value) of that investment at the end of the period. The redeemable value is then divided by the initial investment which is then expressed as a percentage. Standardized total return reflects the expenses of the Portfolio, the deduction of a policy maintenance charge and a mortality and expense risk, distribution expense and administrative charges. The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states.

Nonstandardized total return may also be advertised. Nonstandardized total return may be for periods other than those required to be presented or may otherwise differ from standardized total return.

The standardized total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. The standardized total return will be based on calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the Portfolio has been in existence if it has not been in existence for one of the prescribed periods. If Accumulation Units for the Policies have not been in existence for as long as the corresponding Portfolio, the standardized total return and nonstandardized total return quotations will show what the investment performance of Accumulation Units would have been (reduced by the applicable charges) had they been held in a Portfolio for the period quoted (see below).

Quotations of standardized total return and nonstandardized total return are based upon historical earnings and will fluctuate. Past performance does not guarantee future results. Factors affecting the performance of a Portfolio include general market conditions, operating expenses and investment management. An Owner's value upon a withdrawal of a Policy may be more or less than the original purchase payment.

PERFORMANCE INFORMATION

The Accumulation Units of the Separate Account are new and therefore have no performance history. However, the corresponding Portfolios have been in existence for some time and consequently have investment performance history. In order to demonstrate how the historical investment experience of the Portfolios affects Accumulation Unit values, the following performance information was developed. The information is based upon the historical experience of the Portfolios and is for the periods shown.

ACTUAL PERFORMANCE WILL VARY AND THE HYPOTHETICAL RESULTS SHOWN ARE NOT NECESSARILY REPRESENTATIVE OF FUTURE RESULTS. Performance for periods ending after those shown may vary substantially from the examples shown below. Chart 1 shows the performance of the Accumulation Units calculated for a specified period of time assuming an initial Purchase Payment of $1,000 allocated to each Portfolio and a deduction of all charges and deductions (see "Expenses" in the prospectus). Chart 2 is identical to Chart 1 except that it does not reflect the deduction of the withdrawal charge. Chart 3 shows cumulative total return with the deduction of all charges. Chart 4 shows cumulative total return without the deduction of the withdrawal charge. The performance figures in all 4 charts also reflect the actual fees and expenses paid by each Portfolio. The percentage increases are determined by subtracting the initial Purchase Payment from the ending value and dividing the remainder by the beginning value. All calculations do not reflect the deduction of any premium taxes.

HISTORICAL FUND PERFORMANCE FOR PERIODS ENDING 12/31/96:

CHART 1 - AVERAGE ANNUAL TOTAL RETURN
                                                           10 YEARS
                                                           or Since      INCEPTION
                                 1 YEAR      5 YEARS       Inception       DATE

Merrill Lynch Variable Series
   Funds, Inc.

Prime Bond Fund                   10.13%        1.85%         3.39%       4/20/82

Special Value Focus Fund          -4.50%        6.05%         2.73%       4/20/82

American Balanced Fund            -2.90%        3.56%         5.87%       6/01/88

International Equity Focus Fund   -5.97%          N/A         0.26%       7/01/93

High Current Income Fund          -1.39%        7.26%         7.36%       4/20/82


Dreyfus Stock Index Fund           9.71%        9.34%         8.83%       9/29/89

The Dreyfus Socially
Responsible Growth Fund, Inc.      8.42%          N/A        12.49%       10/07/93


Dreyfus Variable Investment Fund

Growth and Income Portfolio        7.95%          N/A        20.72%       5/02/94

Small Company Stock Portfolio       N/A           N/A        -4.97%       5/01/96


CHART 2 - TOTAL RETURN WITHOUT WITHDRAWAL CHARGES
                                                            10 YEARS
                                                            or Since      INCEPTION
                                 1 YEAR       5 YEARS       Inception       DATE

Merrill Lynch Variable Series
Funds, Inc.

Prime Bond Fund                   -2.31%        2.60%         3.39%        4/20/82

Special Value Focus Fund           3.50%        6.83%         2.73%        4/20/82

American Balanced Fund             5.10%        4.32%         5.87%        6/01/88

International Equity Focus Fund    2.03%         N/A          1.59%        7/01/93

High Current Income Fund           6.61%        8.05%         7.36%        4/20/82

Dreyfus Stock Index Fund          17.71%       10.14%         8.96%        9/29/89

The Dreyfus Socially
Responsible Growth Fund, Inc.     16.42%         N/A         14.10%        10/07/93

Dreyfus Variable Investment Fund

Growth and Income Portfolio       15.95%         N/A         22.88%       5/02/94

Small Company Stock Portfolio       N/A          N/A          7.01%       5/01/96

CHART 3- CUMULATIVE TOTAL RETURN
                                                            10 YEARS
                                                            or Since      INCEPTION
                                 1 YEAR       5 YEARS       Inception       DATE

Merrill Lynch Variable Series
Funds, Inc.

Prime Bond Fund                  -10.13%        9.58%        39.61%        4/20/82

Special Value Focus Fund          -4.50%       34.13%        30.96%        4/20/82

American Balanced Fund            -2.90%       19.12%        63.19%        6/01/88

International Equity Focus Fund   -5.97%         N/A          0.91%        7/01/93

High Current Income Fund          -1.39%       41.96%       103.52%        4/20/82

Dreyfus Stock Index Fund           9.71%       56.27%        84.83%        9/29/89

The Dreyfus Socially
Responsible Growth Fund, Inc.      8.42%         N/A         46.34%        10/07/93

Dreyfus Variable Investment Fund

Growth and Income Portfolio        7.95%         N/A         65.28%        5/02/94

Small Company Stock Portfolio       N/A          N/A         -3.36%        5/01/96



CHART 4- CUMULATIVE TOTAL RETURN WITHOUT WITHDRAWAL CHARGES
                                                            10 YEARS
                                                            or Since      INCEPTION
                                 1 YEAR       5 YEARS       Inception       DATE

Merrill Lynch Variable Series
Funds, Inc.

Prime Bond Fund                   -2.31%       13.67%        39.61%        4/20/82

Special Value Focus Fund           3.50%       39.14%        30.96%        4/20/82

American Balanced Fund             5.10%       23.57%        63.19%        6/01/88

International Equity Focus Fund    2.03%         N/A          5.67%        7/01/93

High Current Income Fund           6.61%       47.26%       103.52%        4/20/82

Dreyfus Stock Index Fund          17.71%       62.11%        86.51%        9/29/89

The Dreyfus Socially
Responsible Growth Fund, Inc.     16.42%         N/A         53.24%        10/07/93

Dreyfus Variable Investment Fund

Growth and Income Portfolio       15.95%         N/A         73.28%        5/02/94

Small Company Stock Portfolio       N/A          N/A          4.64%        5/01/96



                                   TAX STATUS

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE POLICIES. PURCHASERS BEAR THE COMPLETE RISK THAT THE POLICIES MAY NOT BE TREATED AS
"ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

GENERAL

Section 72 of the Code governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Policy until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option elected. For a lump sum payment received as a total surrender (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Policy. For Non-Qualified Policies, this cost basis is generally the purchase payments, while for Qualified Policies there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Policy (adjusted for any period certain or refund feature) bears to the expected return under the Policy. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Policy (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Policy has been recovered (i.e. when the total of the excludable amounts equal the investment in the Policy) are fully taxable. The taxable portion is taxed at ordinary income rates. For certain types of Qualified Plans there may be no cost basis in the Policy within the meaning of
Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Policies should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Policy as an annuity contract would result in imposition of federal income tax to the Policy Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. The Code contains a safe harbor provision which provides that annuity contracts such as the Policies meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment portfolios underlying variable contracts such as the Policies. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above.

Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all Portfolios underlying the Policies will be managed by the investment advisers for the Portfolios in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which owner control of the investments of the Separate Account will cause the owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to receipt of payments under the Policy.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Policy in an attempt to maintain favorable tax treatment.

MULTIPLE POLICIES

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year period.

POLICIES OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on purchase payments for the Policies will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Policies generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Policies held by a trust or other entity as an agent for a natural person nor to Policies held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Policy to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Policy may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign or pledge their Policies.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:
a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or
(c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions). Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED POLICIES

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The Policy provides that upon the death of the Annuitant prior to the Annuity Date, the death benefit will be paid to the named Beneficiary. Such payments made upon the death of the Annuitant who is not the Owner of the Policy do not qualify for the death of Owner exception described above, and will be subject to the ten (10%) percent distribution penalty unless the Beneficiary is 59 1/2 years old or one of the other exceptions to the penalty applies.

The above information does not apply to Qualified Policies. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Policies. (See "Tax Treatment of Withdrawals - Qualified Policies.")

QUALIFIED PLANS

The Policies offered by the Prospectus are designed to be suitable for use under various types of Qualified Plans. Because of the minimum purchase payment requirements, the Policies may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Policies issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Policies comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Policies may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Policy issued under a Qualified Plan.

Policies issued pursuant to Qualified Plans include special provisions restricting Policy provisions that may otherwise be available and described in this Statement of Additional Information. Generally, Policies issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Policies. (See "Tax Treatment of Withdrawals - Qualified Policies.")

a.   Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Policies for the benefit of their employees. Such contributions are not includable in the gross income of the employee until the employee receives distributions from the Policy. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals Qualified Policies" and "Tax-Sheltered Annuities - Withdrawal Limitations.") Employee loans are allowed under these Policies. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment and the tax consequences of loans.

b.   Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which may be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Policies.") Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Policies for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Policies to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.   H.R. 10 Plans

Section 401 of the Code permits self-employed individuals to establish Qualified Plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals - Qualified Policies.") Purchasers of Policies for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

d.   Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Policies to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals - Qualified Policies.") Purchasers of Policies for use with Corporate Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF WITHDRAWALS - QUALIFIED POLICIES

In the case of a withdrawal under a Qualified Policy, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Policy. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Policies issued and qualified under Code Sections 403(b) (Tax-Sheltered Annuities), 408(b) (Individual Retirement Annuities) and 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans). To the extent amounts are not includible in gross income because they have been properly rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his designated beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; and
(g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days. The exceptions stated in items (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in item (c) applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

Generally, distributions from a Qualified Plan must commence no later than April 1 of the calendar year following the later of: (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TAX-SHELTERED ANNUITIES - WITHDRAWAL LIMITATIONS

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Owner: (1) attains age 59 1/2 ; (2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract value which represents contributions by the Owner and does not include any investment results. The limitations on withdrawals apply only to salary reduction contributions made after the end of the plan year beginning in 1988, and to income attributable to such contributions and to income attributable to amounts held as of the end of the plan year beginning in 1988. The limitations on withdrawals do not affect rollovers and transfers between certain Qualified Plans. Owners should consult their own tax counsel or other tax adviser regarding any distributions.


                               ANNUITY PROVISIONS

VARIABLE ANNUITY PAYOUT

An owner may elect a variable annuity payout. Variable annuity payments reflect the investment performance of the Funds in accordance with the allocation of the value of the Policy to the Funds during the Annuity Period. Variable annuity payments are not guaranteed as to dollar amount.

The Company will determine the number of Annuity Units payable for each payment by dividing the dollar amount of the first annuity payment by the Annuity Unit value for each applicable Fund on the Annuity Date. This sets the number of Annuity Units for each applicable Fund. The number of Annuity Units payable remains the same unless an owner transfers a portion of the annuity benefit to another Fund or to a fixed annuity. The dollar amount is not fixed and will change from month to month.

The dollar amount of the variable annuity payments for each applicable Fund after the first payment is determined by multiplying the fixed number of Annuity Units per payment in each Fund by the Annuity Unit value for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment for each applicable Fund. The total dollar amount of each variable annuity payment is the sum of all variable annuity payments reduced by the applicable portion of the policy maintenance charge.

VARIABLE ANNUITY UNIT

The value of any annuity unit for each Fund was arbitrarily set initially at $10. The Annuity unit value at the end of any subsequent valuation period is determined as follows:

     1. The net investment factor for the current valuation period is multiplied by the value of the Annuity Unit for the Fund for the immediately preceding valuation period.

     2. The result is then divided by the assumed investment rate factor which equals 1.00 plus the assumed investment rate for the number of days since the preceding valuation date.

An Owner can choose either a 3%, 4%, or 5% assumed investment rate. If one is not chosen, the assumed investment rate will be 3%.

The assumed investment rate is the assumed rate of return used to determine the first annuity payment for a variable annuity option. A higher assumed investment rate will result in a higher first payment. Choice of a lower assumed investment rate will result in a lower first payment. Payments will increase whenever the actual return exceeds the chosen rate. Payments will decrease whenever the actual return is less than the chosen rate.

FIXED ANNUITY PAYOUT

The dollar amount of each fixed annuity payment will be at least as great as that determined in accordance with the 3% Annuity Table. The fixed annuity provides a 3% annual guaranteed interest rate on all Annuity Options. The Company may pay or credit excess interest on a fixed annuity at its discretion.

                              FINANCIAL STATEMENTS

The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies.







                       AMERICAN FIDELITY ASSURANCE COMPANY
                                AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS
                    AS OF DECEMBER 31, 1996 AND 1995, AND FOR
                       EACH OF THE YEARS IN THE THREE-YEAR
                         PERIOD ENDED DECEMBER 31, 1996

                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)





                          INDEPENDENT AUDITORS' REPORT



Board of Directors
American Fidelity Assurance Company:


We have audited the accompanying consolidated balance sheets of American Fidelity Assurance Company and subsidiaries (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Fidelity Assurance Company and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                                                           KPMG PEAT MARWICK LLP

Oklahoma City, Oklahoma
March 14, 1997



              AMERICAN FIDELITY ASSURANCE COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1995
                                 (IN THOUSANDS)

 Assets                                                    1996       1995
------------------------------------------------------  ----------  ---------
Investments:
 Fixed maturities held-to-maturity, at amortized cost
   (fair value $251,034 and $241,533 in 1996 and
   1995, respectively)                                  $  251,944    233,313
 Fixed maturities available-for-sale, at fair value
   (amortized cost of $551,856 and $546,401
   in 1996 and 1995, respectively)                         559,121    572,717
 Equity securities, at fair value:
   Preferred stocks (cost $4,600 in 1995)                        -      2,700
   Common stocks (cost $9,692 and $6,192 in
     1996 and 1995, respectively)                           12,046      7,460
 Mortgage loans on real estate, net                        130,508    121,641
 Investment real estate, at cost (less accumulated
   depreciation of $7,047 and $7,816 in 1996
   and 1995, respectively)                                  18,954     25,685
 Policy loans                                                8,359      8,165
 Short-term and other investments                           12,763      9,347
                                                        ----------  ---------
                                                           993,695    981,028
                                                        ----------  ---------

Cash                                                        15,962     14,726

Accrued investment income                                   14,248     13,770

Accounts receivable:
 Uncollected premiums                                       21,665     16,518
 Reinsurance receivable                                     36,794     28,947
 Other                                                      12,341     10,329
                                                        ----------  ---------
                                                            70,800     55,794
                                                        ----------  ---------

Deferred policy acquisition costs                          162,497    152,415

Other assets                                                 6,954      7,807

Separate account assets                                     98,896     74,767
                                                        ----------  ---------

     Total assets                                       $1,363,052  1,300,307
                                                        ==========  =========

See accompanying notes to consolidated financial statements.


 Liabilities and Stockholder's Equity                       1996       1995
-------------------------------------------------------  ----------  ---------

Policy liabilities:
 Reserves for future policy benefits:
   Life and annuity                                      $  102,820     99,036
   Accident and health                                      121,097    106,992
 Unearned premiums                                            2,376      1,972
 Benefits payable                                            33,178     26,027
 Funds held under deposit administration contracts          556,665    542,808
 Other policy liabilities                                    85,068     88,239
                                                         ----------  ---------
                                                            901,204    865,074
                                                         ----------  ---------

Other liabilities:
 Net deferred income tax liability                           48,278     52,115
 General expenses, taxes, licenses and fees payable
   and other liabilities                                     34,125     29,868
                                                         ----------  ---------
                                                             82,403     81,983
                                                         ----------  ---------

Notes payable                                                19,839     19,042

Separate account liabilities                                 98,896     74,767
                                                         ----------  ---------
     Total liabilities                                    1,102,342  1,040,866
                                                         ----------  ---------

Stockholder's equity:
 Common stock, par value $10 per share.  250,000
   shares authorized, issued and outstanding                  2,500      2,500
 Additional paid-in capital                                  19,916     17,718
 Net unrealized holding gain on investments
   available-for-sale, net of deferred tax expense
   of $3,367 and $9,656 in 1996 and
   1995, respectively                                         6,252     16,028
 Retained earnings                                          232,042    223,195
                                                         ----------  ---------
     Total stockholder's equity                             260,710    259,441


Commitments and contingencies (notes 9, 10, 11, and 13)

     Total liabilities and stockholder's equity          $1,363,052  1,300,307
                                                         ==========  =========


              AMERICAN FIDELITY ASSURANCE COMPANY AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                  YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                  1996        1995      1994
                                                               -----------  --------  --------
Revenues:
 Premiums:
   Life and annuity                                            $   24,187    24,514    25,012
   Accident and health                                            166,057   156,960   194,382
                                                               -----------  --------  --------
                                                                  190,244   181,474   219,394
 Net investment income                                             67,502    65,326    57,079
 Other                                                             11,250    12,190     8,102
                                                               -----------  --------  --------
       Total revenues                                             268,996   258,990   284,575
                                                               -----------  --------  --------

Benefits:
 Benefits paid or provided:
   Life and annuity                                                18,539    18,849    17,604
   Accident and health                                             93,858    74,219   109,796
 Interest credited to funded contracts                             28,386    27,635    24,251
 Increase in reserves for future policy benefits:
   Life and annuity (net of increase in reinsurance
     reserves ceded of $11, $53, and $8 in 1996,
     1995, and 1994, respectively)                                  4,336     4,619     4,994
   Accident and health (net of increase (decrease) in
     reinsurance reserves ceded of $2,941, $(441), and
     $2,109 in 1996, 1995, and 1994, respectively)                 13,259    15,535     7,888
                                                               -----------  --------  --------
                                                                  158,378   140,857   164,533
                                                               -----------  --------  --------
Expenses:
 Selling costs                                                     47,105    48,784    56,684
 Other operating, administrative and general expenses              44,942    42,586    39,066
 Taxes, other than income taxes, and licenses and fees              6,535     6,250     6,184
 Increase in deferred policy acquisition costs                    (10,082)  (11,902)   (6,507)
                                                               -----------  --------  --------
                                                                   88,500    85,718    95,427
                                                               -----------  --------  --------

       Total benefits and expenses                                246,878   226,575   259,960
                                                               -----------  --------  --------

       Income from continuing operations before income taxes       22,118    32,415    24,615

Income taxes from continuing operations:
 Current                                                            4,421    10,443     4,506
 Deferred                                                           4,650       554     7,248
                                                               -----------  --------  --------
                                                                    9,071    10,997    11,754
                                                               -----------  --------  --------

       Net income from continuing operations                       13,047    21,418    12,861

Income from discontinued operations (net of applicable
 income tax expense of $646)                                            -         -     2,006
                                                               -----------  --------  --------

       Net income                                              $   13,047    21,418    14,867
                                                               ===========  ========  ========

Net income per share from continuing operations                $    52.19     85.67     51.44
                                                               ===========  ========  ========

Net income per share                                           $    52.19     85.67     59.47
                                                               ===========  ========  ========


See accompanying notes to consolidated financial statements.

              AMERICAN FIDELITY ASSURANCE COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                  YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
                                 (IN THOUSANDS)

                                                                Net
                                                Additional  Unrealized
                                       Common    Paid-in      Holding    Retained
                                        Stock    Capital       Gain      Earnings
                                       -------  ----------  -----------  ---------
Balance at December 31, 1993           $ 2,500      11,890       5,103    189,210

Net income                                   -           -           -     14,867

Investments transferred to available-
 for-sale, net of deferred taxes             -           -       4,400          -

Decrease in unrealized holding gain,
 net of deferred taxes                       -           -      (8,554)         -

Capital contributed by parent                -       1,743           -          -

Dividends                                    -           -           -     (2,300)
                                       -------  ----------  -----------  ---------

Balance at December 31, 1994             2,500      13,633         949    201,777

Net income                                   -           -           -     21,418

Investments transferred to available-
 for-sale, net of deferred taxes             -           -       8,828          -

Increase in unrealized holding gain,
 net of deferred taxes                       -           -       6,251          -

Capital contributed by parent on
 sale of AFI                                 -       4,085           -          -
                                       -------  ----------  -----------  ---------

Balance at December 31, 1995             2,500      17,718      16,028    223,195

Net income                                   -           -           -     13,047

Decrease in unrealized holding gain,
 net of deferred taxes                       -           -      (9,776)         -

Capital contributed by parent                -       2,198           -          -

Dividends                                    -           -           -     (4,200)
                                       -------    ---------   -----------  ---------

Balance at December 31, 1996           $ 2,500      19,916       6,252    232,042
                                       =======  ==========  ===========  =========



See accompanying notes to consolidated financial statements.

              AMERICAN FIDELITY ASSURANCE COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
                                 (IN THOUSANDS)

                                                                      1996       1995       1994
                                                                   ----------  ---------  ---------
Cash flows from operating activities:
 Net income                                                        $  13,047     21,418     14,867
 Adjustments to reconcile net income to net cash
   provided by operating activities:
     Provision for depreciation                                          935        876      1,142
     Accretion of discount on investments                               (469)      (605)      (233)
     Realized gains on investments                                    (1,793)    (2,423)    (1,755)
     Increase in deferred policy acquisition costs                   (10,082)   (11,902)    (6,507)
     Increase in accrued investment income                              (478)    (1,819)      (899)
     (Increase) decrease in accounts receivable                      (15,006)       847    (11,360)
     Increase in policy liabilities                                   36,130     66,489     43,438
     Increase (decrease) in general expenses, taxes, licenses and
       fees payable and other liabilities                              4,257        256     (3,704)
     Deferred income taxes                                             4,650        554      7,248
     Other                                                               840        471     (1,508)
                                                                   ----------  ---------  ---------
         Total adjustments                                            18,984     52,744     25,862
                                                                   ----------  ---------  ---------

         Net cash provided by operating activities                    32,031     74,162     40,729
                                                                   ----------  ---------  ---------

Cash flows from investing activities:
 Sale, maturity or repayment of investments:
   Fixed maturities held-to-maturity                                  26,867     73,984     96,526
   Fixed maturities available-for-sale                               166,678     36,640     25,419
   Equity securities                                                   5,708      5,635      3,286
   Mortgage loans on real estate                                      15,736     12,426     18,657
   Real estate                                                         9,101      7,677        627
 Net (increase) decrease in short-term and other investments          (3,416)     3,283     23,149
 Purchase of investments:
   Fixed maturities held-to-maturity                                 (45,961)   (60,439)  (105,841)
   Fixed maturities available-for-sale                              (171,753)  (164,417)   (91,023)
   Equity securities                                                  (4,580)    (4,249)    (6,981)
   Mortgage loans on real estate                                     (24,671)   (14,328)   (14,972)
   Real estate                                                          (907)    (2,820)      (891)
   Policy loans, net                                                    (194)      (305)      (281)
 Cash received from sale of AFI to AFC, net of cash transferred            -     21,005          -
 Contributions from discontinued operations                                -          -      2,006
                                                                   ----------  ---------  ---------

         Net cash used in investing activities                       (27,392)   (85,908)   (50,319)
                                                                   ----------  ---------  ---------






                                                                     (Continued)
              AMERICAN FIDELITY ASSURANCE COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
                                 (IN THOUSANDS)

                                                                     1996        1995      1994
                                                                 ------------  --------  --------
Cash flows from financing activities:
 Dividends paid to parent                                        $    (4,200)        -    (2,300)
 Capital contribution from parent                                          -     4,085         -
 Proceeds from notes payable                                           9,075     7,095    16,396
 Repayment of notes payable                                           (8,278)   (5,849)  (10,221)
                                                                 ------------  --------  --------

       Net cash (used in) provided by financing activities            (3,403)    5,331     3,875
                                                                 ------------  --------  --------

Net increase (decrease) in cash                                        1,236    (6,415)   (5,715)

Cash at beginning of year                                             14,726    21,141    26,856
                                                                 ------------  --------  --------

Cash at end of year                                              $    15,962    14,726    21,141
                                                                 ============  ========  ========

Supplemental disclosure of cash flow information:
 Cash paid during the year for:
   Interest on notes payable                                     $     1,340     1,478     1,420
                                                                 ============  ========  ========

   Federal income taxes                                          $     7,100    12,500     4,068
                                                                 ============  ========  ========

Supplemental disclosure of noncash investing activities:
 Change in unrealized holding gain on investments
   available-for-sale, net of deferred tax (benefit) expense of
   $(6,289), $15,554, and $(1,746) in 1996, 1995, and 1994,
   respectively.                                                 $    (9,776)   15,079    (4,154)
                                                                 ============  ========  ========

 Investments transferred to available-for-sale                   $         -   300,850    86,493
                                                                 ============  ========  ========

Supplemental disclosure of noncash financing activities:
 Capital contribution from parent in the form of a
   note receivable                                               $         -         -     1,743
                                                                 ============  ========  ========
 Capital contribution from parent through forgiveness
   of deferred tax liability                                     $     2,198         -         -
                                                                 ============  ========  ========




See accompanying notes to consolidated financial statements.

              AMERICAN FIDELITY ASSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995


(1)  SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

American Fidelity Assurance Company (AFA or the Company) and subsidiaries provide a variety of financial services. The principal subsidiary of AFA for the years ended December 31, 1996 and 1995, is Security General Life Insurance Company (SGLI), a life insurance company. Principal subsidiaries for the year ended December 31, 1994, include SGLI; American Fidelity Insurance Company
(AFI), a property and casualty insurance company; and Cimarron Insurance Company
(CIC), a property and casualty insurance company. The Company and its insurance subsidiaries are subject to state insurance regulations and periodic examinations by state insurance departments.

AFA is licensed in 49 states and the District of Columbia. AFA is represented by approximately 250 salaried managers and agents, and over 3,000 brokers. Activities of AFA are largely concentrated in the group disability income, group and individual annuity, and individual medical markets. In addition, individual and group life business is also conducted. The main thrust of AFA's sales is worksite marketing of voluntary products through the use of payroll deduction. The Company sells these voluntary products through a salaried sales force that is broken down into two divisions: the Association Group Division (AGD) and American Fidelity Educational Services (AFES). AGD specializes in voluntary disability income insurance programs aimed at selected groups and associations and is funded by employees through payroll deductions. AFES focuses on marketing to public school employees with ancillary insurance products such as disability income, tax sheltered annuities, life insurance, dread disease, and accidental death and dismemberment. The expertise gained by the Company in worksite marketing of voluntary products is used by the Brokerage Division in developing products to meet special situations and focuses on marketing to a broad range of employers through independent broker agencies and agents interested in getting into or enhancing their payroll deduction capability.

A significant portion of the Company's business consists of group and individual annuities. The Company's earnings related to these products are impacted by conditions in the overall interest rate environment. Additionally, the Company has recently taken measures to reduce its involvement with major medical products in order to concentrate on its more profitable lines of business.

For the year ended December 31, 1994, AFI was a subsidiary of AFA. AFI specializes in the underwriting of preferred and standard private passenger automobile, full coverage commercial automobile, commercial property, and ocean marine coverages. Other products include inland marine, miscellaneous casualty lines, and general fire lines. Miscellaneous liability products insuring service contracts and mechanical breakdown insurance are offered via financial institutions, manufacturers, and franchised automobile dealers. All business, except for certain mechanical breakdown insurance, is produced by approximately 800 independent agents throughout Texas, Oklahoma, Kansas, and Louisiana. In 1995, AFA sold AFI to its parent, American Fidelity Corporation (AFC). (See Note 12.)

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which vary in some respects from statutory accounting practices prescribed or permitted by state insurance departments. (See Note 2.) The consolidated financial statements include the accounts and operations of AFA and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates. Principal estimates that could change in the future are the actuarial assumptions used in establishing deferred policy acquisition costs and policy liabilities.

INVESTMENTS

Management determines the appropriate classification of investments at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold the investments until maturity, they are classified as held-to-maturity and carried at amortized cost. Investments to be held for indefinite periods of time and not intended to be held-to-maturity are classified as available-for-sale and carried at fair value. Fair value of investments available-for-sale are based on quoted market prices.

The effect of any unrealized holding gains or losses on securities available-for-sale are reported as a separate component of stockholder's equity, net of deferred taxes. Transfers of securities between categories are recorded at fair value at the date of transfer.

Fixed maturities held-to-maturity and short-term investments (bonds, notes, and redeemable preferred stocks) are reported at cost, adjusted for amortization of premium or accretion of discount because it is management's intent to hold these investments to maturity. Equity securities (common and nonredeemable preferred stocks) are reported at current fair value. Mortgage loans on real estate are reported at the unpaid balance less an allowance for possible losses. Investment in real estate is carried at cost less accumulated depreciation. Investment in real estate, excluding land, is depreciated on a straight-line basis using estimated lives ranging from 6 to 35 years. Policy loans are reported at the unpaid balance.

Realized gains or losses on disposal of investments are determined on a specific-identification basis and are included in the accompanying consolidated statements of income.

Because the Company's primary business is in the insurance industry, the Company holds a significant amount of assets that are matched with its liabilities in relation to maturity and interest margin. In order to maximize earnings and minimize risk, the Company invests in a diverse portfolio of investments. The portfolio is diversified by geographic region, investment type, underlying collateral, maturity, and industry.

Management does not believe the Company has any significant concentrations of credit risk. The investment portfolio includes fixed maturities, equity securities, mortgage loans, real estate, policy loans, and short-term investments. The Company's portfolio does not include any fixed maturities that are low investment- grade and have a high-yield ("junk bonds"). The Company limits its risks by investing in fixed maturities and equity securities of rated companies; mortgage loans adequately collateralized by real estate; selective real estate supported by appraisals; and policy loans collateralized by policy cash values. In addition, the Company performs due diligence procedures prior to making mortgage loans. These procedures include evaluations of the credit-worthiness of the mortgagees and/or tenants and independent appraisals. Certain fixed maturities are guaranteed by the United States government.

The Company periodically reviews its investment portfolio to determine if allowances for possible losses are necessary. In connection with this determination, management reviews published market values, credit ratings, independent appraisals, and other valuation information. While management believes that the allowances are adequate, adjustments may be necessary in the future due to changes in economic conditions. In addition, regulatory agencies periodically review investment valuation as an integral part of their examination process. Such agencies may require the Company to recognize adjustments to the losses based upon available information and judgments of the regulatory examiners at the time of their examination.

RECOGNITION OF PREMIUM REVENUE AND COSTS

Revenues from life, payout annuity (with life contingencies), and accident and health policies represent premiums recognized over the premium-paying period and are included in life, annuity, and accident and health premiums. Expenses are associated with earned premiums to result in recognition of profits over the life of the policies. Expenses include benefits paid to policyholders and the change in the reserves for future policy benefits.

Revenues from accumulation policies, which are included in other revenues, represent amounts assessed against policyholders. Such assessments are principally surrender charges. Policyholder account balances for accumulation annuities consist of premiums received, plus credited interest, less accumulated policyholder assessments. Policyholder account balances are reported in the consolidated balance sheets as funds held under deposit administration contracts. Expenses for accumulation annuities represent interest credited to policyholder account balances.

Revenues from most universal life policies, which are included in other revenues, represent amounts assessed against policyholders. Such assessments are principally mortality charges, surrender charges, and policy service fees. Policyholder account balances consist of premiums received plus credited interest, less accumulated policyholder assessments. Policyholder account balances are reported in the consolidated balance sheets as other policy liabilities. Expenses include interest credited to policyholder account balances and benefits in excess of account balances returned to policyholders.

POLICY ACQUISITION COSTS

The Company defers costs which vary with and are primarily related to the production of new business. Deferred costs associated with life, annuity, universal life, and accident and health insurance policies consist principally of field sales compensation, direct response costs, underwriting and issue costs, and related expenses. Deferred costs associated with life policies are amortized (with interest) over the anticipated premium paying period of the policies using assumptions that are consistent with the assumptions used to calculate policy reserves. Deferred costs associated with annuities and universal life policies are amortized over the life of the policies at a constant rate based on the present value of the estimated gross profit to be realized. Deferred costs related to accident and health insurance policies are amortized over the anticipated premium paying period of the policies based on each subsidiary's experience.

POLICY LIABILITIES

Life and annuity and accident and health policy benefit reserves are primarily calculated using the net level reserve method. The net level reserve method includes assumptions as to future investment yields, withdrawal rates, mortality rates, and other assumptions based on each subsidiary's experience. These assumptions are modified as necessary to reflect anticipated trends and include provisions for possible unfavorable deviation.

Reserves for benefits payable are determined using case-basis evaluations and statistical analyses. These reserves represent the estimate of all benefits incurred but unpaid. The estimates are periodically reviewed and, as adjustments become necessary, they are reflected in current operations. Although such estimates are the Company's best estimate of the ultimate value, the actual results may vary from these values in either direction.

REINSURANCE

The Company accounts for reinsurance transactions as prescribed by Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" (Statement 113). Statement 113 requires the reporting of reinsurance transactions relating to the balance sheet on a gross basis and precludes immediate gain recognition on reinsurance contracts.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

EQUIPMENT

Equipment, which is included in other assets, is stated at cost and is depreciated on a straight-line basis using estimated lives of 3 to 10 years. Additions, renewals, and betterments are capitalized. Expenditures for software, maintenance, and repairs generally are expensed. Upon retirement or disposal of an asset, the asset and related accumulated depreciation are eliminated and any related gain or loss is included in income.

SEPARATE ACCOUNT

The Company maintains a separate account under Oklahoma insurance law designated as American Fidelity Variable Annuity Fund A (the Fund). The Fund is an open-end, diversified management investment company under the Investment Company Act of 1940, as amended. Under Oklahoma law, the assets of the Fund are segregated from the Company's assets. The Fund's assets primarily consist of equity securities, cash, and cash equivalents. The Company acts as investment manager of the Fund, assumes certain expense risks, and provides sales and administrative services.

NET INCOME PER SHARE

Net income per share is based on the weighted average number of shares outstanding. During the years ended December 31, 1996, 1995, and 1994, the weighted average number of shares was 250,000.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to be consistent with the current year presentation.

(2)  STATUTORY FINANCIAL INFORMATION

The Company and its insurance subsidiaries are required to file statutory financial statements with state insurance regulatory authorities. Accounting principles used to prepare these statutory financial statements differ from financial statements prepared on the basis of generally accepted accounting principles.

The Company and its principal insurance subsidiary reported statutory net income for the years ended December 31 as follows (in thousands):


             1996       1995    1994
         ------------  ------  ------
         (Unaudited)
   AFA   $     13,227  30,510  11,882
   SGLI           176     306     610


The  Company  and  its  principal   insurance   subsidiary   reported  statutory
stockholder's equity at December 31 as follows (in thousands):

             1996       1995
         ------------  -------
         (Unaudited)
   AFA   $    146,033  137,099
   SGLI         3,302    3,158

Retained earnings of the Company and its insurance subsidiaries are restricted as to payment of dividends by statutory limitations applicable to insurance companies. Without prior approval of the state insurance department, dividends that can be paid by the Company or an insurance subsidiary are generally limited to the greater of (a) 10% of statutory capital and surplus, or (b) the statutory net gain from operations. These limitations are based on the amounts reported for the previous calendar year.

The Oklahoma Insurance Department has adopted risk based capital (RBC) requirements for life insurance companies. These requirements are applicable to the Company and its principal subsidiary, SGLI. The RBC calculation serves as a benchmark for the regulation of life insurance companies by state insurance regulators. RBC provides for surplus formulas similar to target surplus formulas used by commercial rating agencies. The formulas specify various weighting factors that are applied to statutory financial balances or various levels of activity based on the perceived degree of risk, and are set forth in the RBC requirements. The amount determined under such formulas is called the authorized control level RBC (ACLC).

The RBC guidelines define specific capital levels based on a company's ACLC that are determined by the ratio of the company's total adjusted capital (TAC) to its ACLC. TAC is equal to statutory capital, plus the Asset Valuation Reserve and any voluntary investment reserves, 50% of dividend liability, and certain other specified adjustments. Companies where TAC is less than or equal to 2.0 times ACLC are subject to certain corrective actions, as set forth in the RBC requirements.

At December 31, 1996, the statutory TAC of the Company and SGLI significantly exceeds the level requiring corrective action.

(3)  INVESTMENTS

Investment income for the years ended December 31 is summarized below (in thousands):

                                         1996      1995     1994
                                       ---------  -------  -------
   Interest on fixed maturities        $ 58,271   53,931   47,177
   Dividends on equity securities            44      139      457
   Interest on mortgage loans            11,747   11,543   11,922
   Investment real estate income          3,295    4,055    2,990
   Interest on policy loans               1,281    1,200    1,128
   Interest on short-term investments       120      571      348
   Net realized gains on investments      1,793    2,423    1,755
   Other                                  1,186    1,071      (94)
                                       ---------  -------  -------
                                         77,737   74,933   65,683
   Less investment expenses             (10,235)  (9,607)  (8,604)
                                       ---------  -------  -------

   Net investment income               $ 67,502   65,326   57,079
                                       =========  =======  =======

Net realized gains (losses) and the changes in unrealized gains (losses) on investments for the years ended December 31 are as follows (in thousands):

                                 1996                  1995                     1994
                       ----------------------------------------------------------------------
                        Realized   Unrealized   Realized   Unrealized   Realized   Unrealized
                       ----------  ----------   --------   ----------   --------   ----------
 Fixed maturities
   held-to-maturity    $  (1,127)           -        581            -        216            -
 Fixed maturities
   available-for-sale        573      (19,051)       271       31,529        129       (4,703)
 Equity securities            27        2,986        611         (896)     1,396       (1,197)
 Real estate               2,398            -      1,436            -       (129)           -
 Mortgage loans              (68)           -       (196)           -        116            -
 Other                       (10)           -       (280)           -         27            -
                       ----------  -----------  ---------  -----------  ---------  -----------

                       $   1,793      (16,065)     2,423       30,633      1,755       (5,900)
                       ==========  ===========  =========  ===========  =========  ===========

Included in the above realized gains (losses) is the (decrease) increase in the allowance for possible losses on mortgage loans of $(790,000), $235,000, and $(248,000) in 1996, 1995, and 1994, respectively, and the increase (decrease) in the allowance for losses on investment real estate of $117,000 and $(70,000) in 1996 and 1995, respectively. In addition, the Company realized net gains (losses) of approximately $1,000, $(11,000), and $106,000 during 1996, 1995, and
1994, respectively, on investments in fixed maturities that were called or prepaid.

In December 1995, the Company transferred investments with an estimated fair value and an amortized cost of approximately $300,850,000 and $287,269,000, respectively, from the held to-maturity portfolio to the available-for-sale portfolio at their estimated fair value in response to the guidance included in the Financial Accounting Standards Board Special Report, "A Guide to Implementation of Statement 115." This guidance offered a one-time reassessment opportunity, without calling into question the intent of the Company to hold other securities to maturity in the future. At the date of transfer, the net unrealized gain on the transferred securities was approximately $13,581,000 and was included as an increase in stockholder's equity, net of deferred taxes.

HELD-TO-MATURITY

The amortized cost and estimated fair value of investments in fixed maturities held-to-maturity are as follows (in thousands):

                                                         December 31, 1996
                                      ------------------------------------------------------
                                                            Gross        Gross     Estimated
                                          Amortized       Unrealized  Unrealized     Fair
                                             Cost           Gains       Losses       Value
                                      ------------------  ----------  ----------   ---------
  U.S. Treasury securities and obli-
    gations of U.S. government
    corporations and agencies         $            9,925         365           -      10,290

  Corporate securities                           142,209       1,078      (2,271)    141,016

  Mortgage-backed securities                      99,810       1,146      (1,228)     99,728
                                      ------------------  ----------  -----------  ---------

        Totals                        $          251,944       2,589      (3,499)    251,034
                                      ==================  ==========  ===========  =========

                                                        December 31, 1995
                                    ------------------------------------------------------
                                                          Gross        Gross     Estimated
                                        Amortized       Unrealized  Unrealized     Fair
                                           Cost           Gains       Losses       Value
                                    ------------------  ----------  ----------   ---------
  U.S. Treasury securities and
    obligations of U.S. government
    corporations and agencies       $            5,701         617           -       6,318

  Corporate securities                         125,939       4,520        (216)    130,243

  Mortgage-backed securities                   101,673       3,432        (133)    104,972
                                    ------------------  ----------  -----------  ---------

        Totals                      $          233,313       8,569        (349)    241,533
                                    ==================  ==========  ===========  =========

The amortized cost and estimated fair value of investments in fixed maturities held-to-maturity at December 31 are shown below (in thousands) by contractual maturity. Expected maturities will differ from contractual maturities because the issuers of such securities may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                  1996
                                         ---------------------
                                                     Estimated
                                         Amortized     Fair
                                            Cost       Value
                                         ----------  ---------

 Due in one year or less                 $    6,006      6,020
 Due after one year through five years        9,979     10,122
 Due after five years through ten years      51,479     51,488
 Due after ten years                         84,670     83,676
                                         ----------  ---------
                                            152,134    151,306
 Mortgage-backed securities                  99,810     99,728
                                         ----------  ---------

                                         $  251,944    251,034
                                         ==========  =========

Proceeds from sales of investments in fixed maturities held-to-maturity during 1996, 1995, and 1994 were approximately $7,948,000, $33,685,000, and
$10,946,000, respectively. Gross gains of approximately $33,000, $1,022,000, and $31,000 and gross losses of approximately $1,161,000, $430,000, and $141,000, respectively, were realized on those sales. In 1996, 1995, and 1994, changes in circumstances caused the Company to change its intent to hold these securities to maturity. These changes primarily consisted of the significant deterioration in the issuers' creditworthiness in 1996, 1995, and 1994, and the impact of a subsidiary's coinsurance and assumption agreement with an unaffiliated company in 1994.

AVAILABLE-FOR-SALE

The gross unrealized holding gains on equity securities available-for-sale were $2,369,000 and $1,367,000 in 1996 and 1995, respectively. Gross unrealized holding losses on equity securities available-for-sale were $15,000 and $1,999,000 in 1996 and 1995, respectively.

The amortized cost and estimated fair value of investments in fixed maturities available-for-sale are as follows (in thousands):

                                                       December 31, 1996
                                    ------------------------------------------------------
                                                          Gross        Gross
                                                        Unrealized  Unrealized   Estimated
                                        Amortized        Holding      Holding      Fair
                                           Cost           Gains       Losses       Value
                                    ------------------  ----------  ----------   ---------
  U.S. Treasury securities and
    Obligations of U.S. government
    Corporations and agencies       $           86,884       1,627        (674)     87,837

  Corporate securities                         353,707       7,074      (2,414)    358,367

  Mortgage-backed securities                   111,265       2,135        (483)    112,917
                                    ------------------  ----------  -----------  ---------

        Totals                      $          551,856      10,836      (3,571)    559,121
                                    ==================  ==========  ===========  =========

                                                          December 31, 1995
                                       ------------------------------------------------------
                                                             Gross        Gross
                                                           Unrealized  Unrealized   Estimated
                                           Amortized        Holding      Holding      Fair
                                              Cost           Gains       Losses       Value
                                       ------------------  ----------  ----------   ---------
  U.S. Treasury securities and
    Obligations of U.S. government
    Corporations and agencies          $           89,143       4,462           -      93,605

  Obligations of states and political
    subdivisions                                   11,564         159           -      11,723

  Corporate securities                            330,140      17,336        (134)    347,342

  Mortgage-backed securities                      115,554       4,912        (419)    120,047
                                       ------------------  ----------  -----------  ---------

        Totals                         $          546,401      26,869        (553)    572,717
                                       ==================  ==========  ===========  =========

The amortized cost and estimated fair value of investments in fixed maturities available-for-sale at December 31 are shown below (in thousands) by contractual maturity. Expected maturities will differ from contractual maturities because the issuers of such securities may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                  1996
                                         ---------------------
                                                     Estimated
                                         Amortized     Fair
                                            Cost       Value
                                         ----------  ---------
 Due in one year or less                 $   19,197     19,362

 Due after one year through five years      138,587    142,004

 Due after five years through ten years     222,672    224,815

 Due after ten years                         60,135     60,023

 Mortgage-backed securities                 111,265    112,917
                                         ----------  ---------

                                         $  551,856    559,121
                                         ==========  =========

Proceeds from sales of investments in fixed maturities available-for-sale were approximately $136,577,000, $31,944,000, and $24,344,000 in 1996, 1995, and
1994, respectively. Gross gains of approximately $1,257,000, $359,000, and $441,000 and gross losses of approximately $684,000, $88,000, and $312,000 were realized on those sales in 1996, 1995, and 1994, respectively.

The home office building is included in real estate investments. The Company and its subsidiaries occupy approximately 45% of the building. An additional 35% of the building is occupied by companies affiliated through common ownership.

At December 31, 1996 and 1995, investments with carrying values of approximately $5,282,000 and $5,279,000, respectively, were on deposit with state insurance departments as required by statute.


(4)  FAIR VALUE OF FINANCIAL INSTRUMENTS

A summary of the Company's financial instruments (in thousands) and the fair value estimates, methods, and assumptions are set forth below:

                                                 1996                   1995
                                        -------------------------------------------
                                        Carrying   Estimated   Carrying  Estimated
                                         Amount    Fair Value   Amount   Fair Value
                                        ---------  ----------  --------  ----------
 Financial assets:
   Cash                                 $  15,962      15,962    14,726      14,726
   Short-term and other investments        12,763      12,763     9,347       9,347
   Accounts receivable                     34,006      34,006    26,847      26,847
   Accrued investment income               14,248      14,248    13,770      13,770
   Reinsurance receivables on paid and
     unpaid benefits                       36,794      36,794    28,947      28,947
   Policy loans                             8,359       8,359     8,165       8,165
   Fixed maturities held-to-maturity      251,944     251,034   233,313     241,533
   Fixed maturities available-for-sale    559,121     559,121   572,717     572,717
   Equity securities                       12,046      12,046    10,160      10,160
   Mortgage loans                         130,508     137,978   121,641     128,300

 Financial liabilities:
   Certain policy liabilities             613,151     596,386   590,638     575,100
   Other liabilities                       34,125      34,125    29,868      29,868
   Notes payable                           19,839      19,758    19,042      19,459

CASH, SHORT-TERM AND OTHER INVESTMENTS,  ACCOUNTS RECEIVABLE, ACCRUED INVESTMENT
INCOME,   REINSURANCE  RECEIVABLES  ON  PAID  AND  UNPAID  BENEFITS,  AND  OTHER
LIABILITIES

The carrying amount of these financial instruments approximates fair value because they mature within a relatively short period of time and do not present unanticipated credit concerns.

POLICY LOANS

Policy loans have average interest rates of 6.6% and 7.6% as of December 31, 1996 and 1995, respectively, and have no specified maturity dates. The aggregate fair value of policy loans approximates the carrying value reflected on the consolidated balance sheets. These loans typically carry an interest rate that is tied to the crediting rate applied to the related policy and contract reserves. Policy loans are an integral part of the life insurance policies which the Company has in force and cannot be valued separately.

FIXED MATURITY INVESTMENTS

The fair value of fixed maturity investments is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for the differences between the quoted instruments and the instruments being valued.

EQUITY SECURITIES

The fair value of equity securities investments of the Company is based on bid prices published in financial newspapers or bid quotations received from securities dealers.

MORTGAGE LOANS

Fair values are estimated for portfolios of loans with similar characteristics. Mortgage loans are segregated into either commercial or residential categories, and have average net yield rates of 8.92% and 9.25% for December 31, 1996 and 1995, respectively. The fair value of mortgage loans was calculated by discounting scheduled cash flows to maturity using estimated market discount rates of 7.71% and 7.08% for December 31, 1996 and 1995, respectively. These rates reflect the credit and interest rate risk inherent in the loan.
Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information. The fair value of certain residential loans is based on the approximate fair value of the underlying real estate securing the mortgages.

CERTAIN POLICY LIABILITIES

Certain policies sold by the Company are investment-type contracts. These liabilities are segregated into two categories: deposit administration funds and immediate annuities which do not have life contingencies. The fair value of the deposit administration funds is estimated as the cash surrender value of each policy less applicable surrender charges. The fair value of the immediate annuities without life contingencies is estimated as the discounted cash flows of expected future benefits less the discounted cash flows of expected future premiums, using the current pricing assumptions. The carrying amount of all other policy liabilities approximates fair value.

                              December 31, 1996               December 31, 1995
                             --------------------------------------------------------------
                                  Carrying        Estimated        Carrying       Estimated
                                   Amount         Fair Value        Amount        Fair Value
                             -------------------  ----------       --------       ----------
                               (in thousands)                   (in thousands)
 Funds held under deposit
   administration contracts  $           556,665     540,105             542,808     527,400

 Annuities                                56,486      56,281              47,830      47,700

NOTES PAYABLE

The fair value of the Company's notes payable is estimated by discounting the scheduled cash flows of each instrument through the scheduled maturity. The discount rates used are similar to those used for the valuation of the Company's commercial mortgage loan portfolio.

LIMITATIONS

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they reflect income taxes on differences between fair value and tax basis of the assets. Because no established exchange exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(5)  DEFERRED POLICY ACQUISITION COSTS

Deferred policy acquisition costs principally represent field sales compensation, direct response costs, underwriting and issue costs, and related expenses. Information relating to the increase in deferred policy acquisition costs, is summarized as follows (in thousands):

                                    Life        Accident
                                 and Annuity   and Health    Total
                                -------------  -----------  --------
 Year ended December 31, 1996:
   Deferred costs               $      7,088       22,145    29,233
   Amortization                       (6,437)     (12,714)  (19,151)
                                -------------  -----------  --------

   Net increase                 $        651        9,431    10,082
                                =============  ===========  ========

 Year ended December 31, 1995:
   Deferred costs                      9,234       17,516    26,750
   Amortization                       (3,385)     (11,463)  (14,848)
                                -------------  -----------  --------

   Net increase                 $      5,849        6,053    11,902
                                =============  ===========  ========

 Year ended December 31, 1994:
   Deferred costs                      6,253       21,766    28,019
   Amortization                       (3,344)     (18,168)  (21,512)
                                -------------  -----------  --------

   Net increase                 $      2,909        3,598     6,507
                                =============  ===========  ========

(6)  RESERVES FOR FUTURE POLICY BENEFITS

Reserves for life and annuity future policy benefits as of December 31 are principally based on the interest assumptions set forth below (in thousands):

                                                                             Interest
                                                          1996     1995     Assumptions
                                                        --------  ------  ---------------

  Life and annuity reserves:
    Issued prior to 1970                                $  3,305   3,342            4.75%
    Issued 1970 through 1980                              28,792  28,831   6.75% to 5.25%
    Issued after 1982 (indeterminate premium products)       530     486  10.00% to 8.50%
    Issued through 1987 (SGLI acquisition)                 1,423   1,378           11.00%
    Issued 1981 - 1994 (all other))                       27,357  26,335   8.50% to 7.00%
    Issued after 1994 (all other)                          1,701     737            7.00%
    Life contingent annuities                             30,151  29,262  Various *
    Group term life waiver of premium disabled lives       5,105   4,530            6.00%
    All other life reserves                                4,456   4,135  Various
                                                        --------  ------

                                                        $102,820  99,036
                                                        ========  ======

These reserves are revalued as limited-pay contracts. As a result, the reserve is somewhat greater than the present value of future benefits and expenses at these interest rates, i.e., the actual interest rates required to support the reserves are somewhat lower than the rates shown.

Assumptions as to mortality are based on the Company's prior experience. This experience approximates the 1955-60 Select and Ultimate Table (individual life issued prior to 1981), the 1965-70 Select and Ultimate Table (individual life issued in 1981 and after) and the 1960 Basic Group Table (all group issues). Assumptions for withdrawals are based on the Company's prior experience. All assumptions used are adjusted to provide for possible adverse deviations.

(7)  LIABILITY FOR BENEFITS PAYABLE

The provisions for benefits pertaining to prior years decreased in 1996 by approximately $1,850,000 primarily due to the improvement in the loss ratios of life cancer products. The provisions for benefits pertaining to prior years decreased in 1995 by approximately $8,858,000 primarily due to releasing reserves of a group terminated in 1995 and improvement in the loss ratios of cancer products.

(8)  NOTES PAYABLE

Notes payable as of December 31 is summarized as follows:

                                                                                              1996         1995
                                                                                         ---------------  ------
                                                                                                       (in thousands)

5.91% line of credit, due in 1998, interest due monthly                                  $         3,500       -

5.971% line of credit, due in 1998, interest due monthly                                           5,000       -

6.84% line of credit, due in 2000, interest due monthly                                            4,000   4,000

8.4% mortgage loan, due in monthly installments of $25,000 (including interest) to 2010            2,383   2,472


8.4% mortgage loan, due in monthly installments of $22,000 (including interest) to 2027            2,902   2,921


Other                                                                                              2,054   1,996

Various notes payable, paid in 1996                                                                    -   7,653
                                                                                         ---------------  ------

                                                                                         $        19,839  19,042
                                                                                         ===============  ======

The promissory notes are guaranteed by AFC. The mortgage loans are secured by mortgages on the home office building and other investment real estate. The mortgage loans are also secured by an assignment of the leases on investment real estate and the portion of the home office building leased to others.

AFA has a $20,000,000 line of credit with the Federal Home Loan Bank of Topeka. The line of credit is secured by securities pledged as collateral by AFA with carrying amount of approximately $26,000,000 at December 31, 1996. The collateral required for this line of credit at December 31, 1996, was $14,706,000. The pledged securities are held in the Company's name in a custodial account at Boatmen's First National Bank of Oklahoma to secure current and future borrowings. To participate in this available credit, AFA purchased 28,912 shares of Federal Home Loan Bank of Topeka common stock for $2,844,550 in 1994 and an additional 4,314 shares in 1996, with a total carrying value of approximately $3,322,600 at December 31, 1996. AFA has outstanding advances of $5,000,000, $4,000,000 and $3,500,000 at December 31, 1996, at fixed interest rates of 5.971%, 6.84%, and 5.91%, respectively.

The Company has unused lines of credit of $7,500,000 at December 31, 1996.

Interest expense for the years ended December 31, 1996, 1995, and 1994, totaled approximately $1,319,000, $1,482,000, and $1,366,000, respectively.

Scheduled maturities (excluding interest) of the above indebtedness at December 31, 1996, are as follows (in thousands):

    1997        $   422
    1998          9,576
    1999            191
    2000          4,208
    2001            227
    Thereafter    5,215
                -------

                $19,839
                =======

(9)  INCOME TAXES

Total income tax expense in the accompanying consolidated statements of income differs from the federal statutory rate of 35% principally due to correction of prior year estimate of deferred tax liability to parent in 1996 and 1994.

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, are presented below (in thousands):

                                                           1996       1995
                                                         ---------  --------
  Deferred tax assets:
    Investment real estate, principally due to
      valuation allowances                               $    311       101
    Other investments                                         428       677
    Life and health reserves                               12,956    12,309
    Other liabilities                                       1,433       255
                                                         ---------  --------
      Total gross deferred tax assets                      15,128    13,342
                                                         ---------  --------

  Deferred tax liabilities:
    Fixed maturities                                       (3,010)   (9,694)
    Equity securities, principally due to difference in
      fair value and cost                                    (824)   (2,643)
    Deferred policy acquisition costs                     (51,937)  (49,011)
    Other assets                                           (7,635)   (4,109)
                                                         ---------  --------

      Total gross deferred tax liabilities                (63,406)  (65,457)
                                                         ---------  --------

      Net deferred tax liability                         $(48,278)  (52,115)
                                                         =========  ========

Management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred tax assets reported on the consolidated balance sheets.

The Company and its subsidiaries are included in AFC's consolidated federal income tax return. Income taxes are reflected in the accompanying consolidated financial statements as if the Company and its subsidiaries were separate tax paying entities. At December 31, 1996 and 1995, other accounts receivable includes income taxes receivable from AFC and other members of the consolidated group of approximately $4,988,000 and $4,771,000, respectively.

Prior to 1984, life insurance companies were taxed under the 1959 Tax Act on the lesser of taxable income or gain from operations plus one-half of any excess of gain from operations over taxable investment income. The one-half of the excess of the gain from operations was accumulated in a special memorandum tax account known as the "policyholders surplus account" (PSA). Accumulations at December 31, 1996 were approximately $8,161,000 for AFA. Pursuant to the Tax Reform Act of 1984, the PSA was "frozen" at the December 31, 1983, amount and, accordingly, no further additions to the PSA will be made. These excess amounts in the PSA will become taxable at the regular corporate tax rate, if distributions to stockholders exceed certain stated amounts or if certain criteria are not met. No provision for deferred federal income taxes applicable to the PSA has been made because management is of the opinion that no distribution of the PSA will be made in the foreseeable future.

(10) REINSURANCE

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Management believes that all reinsurers presently used are financially sound and will be able to meet their contractual obligations; therefore, no allowance for uncollectible amounts has been included in the financial statements. At December 31, 1996, reinsurance receivables with a carrying value of approximately $11,688,000 were associated with two reinsurers. At December 31, 1995, reinsurance receivables with a carrying value of approximately $8,962,000 were associated with a single reinsurer.

Reinsurance agreements in effect for life insurance policies vary according to the age of the insured and the type of risk. Retention amounts for life insurance range from $500,000 on group life to $250,000 on individual life coverages, with slightly lower limits on accidental death benefits. At December 31, 1996 and 1995, the face amounts of life insurance in force that are reinsured amounted to approximately $403,000,000 (approximately 6.3% of total life insurance in force) and $278,000,000 (approximately 4.8% of total life insurance in force), respectively.

Reinsurance agreements in effect for accident and health insurance policies vary with the type of coverage. Retention limits range from $75,000 for individual cancer coverage to $250,000 for major medical coverage.

Reinsurance agreements reduced benefits paid for life and accident and health policies by approximately $61,730,000, $52,318,000, and $33,127,000 for the
years ended December 31, 1996, 1995, and 1994, respectively.

Since 1990, the Company has been involved in a reinsurance agreement with one of its subsidiaries, SGLI. This agreement was amended in 1994 which allowed SGLI to cede most of its individual major medical business to an unaffiliated company. This transaction consists of a coinsurance agreement. The transaction was approved by the Oklahoma Insurance Department. The resulting gain of approximately $2,500,000 is included in other revenue in the 1994 consolidated statement of income.

In 1995, AFA and SGLI entered into an assumption agreement whereby AFA assumed all of SGLI's remaining rights and insurance liability in force. The assumption is pending policyholder approval, as certain states allow as much as three years for policy holders to reject an assumption.

(11) EMPLOYEE BENEFIT PLANS

The Company and its subsidiaries participate in a pension plan (the Plan) covering all employees who have satisfied longevity and age requirements. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The Plan's funded status as of December 31 is summarized as follows (in thousands):


                                                                 1996      1995
                                                               ---------  -------
    Actuarial present value of benefit obligation:
      Vested benefits                                          $ 11,248   11,150
      Nonvested benefits                                          1,420    1,582
                                                               ---------  -------

        Total accumulated benefit obligation                   $ 12,668   12,732
                                                               =========  =======

    Projected benefit obligation for service rendered to date    14,679   14,809

    Plan assets, at fair value                                   16,864   14,175
                                                               ---------  -------

    Plan assets in excess of (less than) projected benefit
      obligation                                                  2,185     (634)

    Unrecognized transition amount                                 (443)    (605)

    Unrecognized prior service cost due to plan amendment           521      607

    Unrecognized net loss                                           370    3,542
                                                               ---------  -------

    Prepaid pension cost included in other assets              $  2,633    2,910
                                                               =========  =======

In determining the projected benefit obligation, the weighted average assumed discount rate used was 7.5% and 7% in 1996 and 1995, respectively. The rate of increase in future salary levels was 5.0% in 1996 and 1995. The expected long-term rate of return on assets used in determining net periodic pension cost was 9.5% and 8.25% in 1996 and 1995, respectively. Plan assets are invested in short-term investments and in an unallocated deposit administration contract with SGLI.

Net periodic pension cost for the years ended December 31 included the following (in thousands):

                                                     1996     1995     1994
                                                   --------  -------  ------

    Service costs - benefits earned during period  $ 1,237    1,025   1,193
    Interest cost                                    1,054      919     951
    Return on plan assets                           (3,711)  (2,455)   (547)
    Net amortization and deferral                    2,421    1,366    (130)
                                                   --------  -------  ------

    Net periodic pension cost                      $ 1,001      855   1,467
                                                   ========  =======  ======

The Company participates in a defined contribution thrift and profit sharing plan as provided under section 401(a) of the Internal Revenue Code, which includes the tax deferral feature for employee contributions provided by section 401(k) of the Internal Revenue Code. The Company contributed approximately $822,000, $831,000, and $852,000 to this plan during the years ended December 31, 1996, 1995, and 1994, respectively.

(12) DISCONTINUED OPERATIONS

Effective January 1, 1995, AFA sold AFI to AFC for approximately $28,717,000. In connection with this sale, AFC contributed capital of approximately $4,085,000 to AFA as reflected in the accompanying consolidated statement of stockholder's equity. AFI's net income for the year ended December 31, 1994 is reflected as income from discontinued operations in the accompanying consolidated statements of income.

(13) COMMITMENTS AND CONTINGENCIES

Rent expense for the years ended December 31, 1996, 1995, and 1994, was approximately $5,674,000, $5,133,000, and $5,219,000, respectively. A portion of rent expense relates to leases that expire or are cancelable within one year. The aggregate minimum annual rental commitments as of December 31, 1996, under noncancellable long-term leases for office space are as follows (in thousands):

1997  $306
1998   225
1999   116
2000    57
2001    19

The Company has pledged approximately $30,940,000 of its treasury notes as collateral on lines of credit held by affiliated companies.

The  Company  has  outstanding   mortgage  loan   commitments  of  approximately
$13,182,000 and $7,755,000 at December 31, 1996 and 1995, respectively.

In the normal course of business, there are various legal actions and proceedings pending against the Company and its subsidiaries. In management's opinion, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position.

(14) LEASES

The Company leases various real estate properties to nonaffiliates under operating lease agreements, with lease expiration dates ranging from 1997 through 2001. The properties leased are included in the consolidated balance sheets as investment real estate with the related debt included in notes payable. Rental income on these properties is included in the consolidated statements of income as net investment income.

Investments in real estate held for lease can be summarized as follows (in thousands):

                                     1996    1995
                                    ------  ------

    Land and buildings              $4,857  13,864
    Less accumulated depreciation    1,567   3,612
                                    ------  ------
      Net investment                 3,290  10,252
    Less indebtedness                  884   6,119
                                    ------  ------

    Investment net of indebtedness  $2,406   4,133
                                    ======  ======

Future minimum rentals on noncancellable operating leases can be summarized as follows (in thousands):

    Year ended December 31,
------------------------------
  1997                          $  706
  1998                             547
  1999                             174
  2000                             111
  2001                              40
                                ------

  Total future minimum rentals  $1,578
                                ======

(15) RELATED PARTY TRANSACTIONS

The Company and its subsidiaries lease automobiles, furniture, and equipment from a partnership that owns a controlling interest in AFC. These operating leases are cancelable upon one month's notice. During the years ended December 31, 1996, 1995, and 1994, rentals paid under these leases were approximately $2,966,000, $2,955,000, and $3,154,000, respectively.

During the years ended December 31, 1996, 1995, and 1994, the Company and its subsidiaries paid management fees and investment advisory fees to AFC totaling approximately $16,536,000, $17,885,000, and $12,259,000, respectively.

Short-term and other investments at December 31, 1995 include notes receivable from AFC totaling approximately $6,485,000 which were repaid in 1996. During the years ended December 31, 1996, 1995, and 1994, the Company recorded investment income on the notes from AFC of approximately $481,000, $699,000, and $656,000, respectively.

AFC and several of its subsidiaries rent office space in the home office building from the Company. During the years ended December 31, 1996, 1995, and 1994, the Company received rental income from AFC and several of its subsidiaries of approximately $1,280,000, $1,281,000, and $1,077,000, respectively.

During 1996, AFC contributed capital of approximately $2,198,000 through forgiveness of a deferred tax liability owed by AFA to AFC.

An officer of AFC serves on the board of directors of a financial institution in which the Company maintains cash balances.


              AMERICAN FIDELITY ASSURANCE COMPANY AND SUBSIDIARIES

                   SCHEDULE III - BUSINESS SEGMENT INFORMATION

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (IN THOUSANDS)



The Company's reportable segments are its strategic business units. The components of operations for the years ended December 31, 1996, 1995, and 1994 are included in the table below.

Assets and related investment income are allocated based upon related insurance reserves which are backed by such assets. Other operating expenses are allocated in relation to the mix of related revenues.

                                                     1996         1995       1994
                                                 -------------  ---------  --------

TOTAL REVENUES:
  American Fidelity Education Services Division  $    142,493     129,628  113,890
  Association Group Division                           99,979      96,140   90,658
  Brokerage Division                                   24,558      31,898   78,406
  Non insurance operations                              1,966       1,324    1,621
                                                 -------------  ---------  --------

                                                 $    268,996     258,990  284,575
                                                 =============  =========  ========

PRETAX EARNINGS:
 American Fidelity Education Services Division         14,275      16,034    4,818
  Association Group Division                            9,349       5,751   13,275
  Brokerage Division                                   (1,903)     10,113    6,765
  Non insurance operations                                397         517     (243)
                                                 -------------  ---------  --------

                                                 $     22,118      32,415   24,615
                                                 =============  =========  ========

TOTAL ASSETS:
  American Fidelity Education Services Division       922,671     885,216
  Association Group Division                          197,225     181,426
  Brokerage Division                                  239,986     231,774
  Non insurance operations                              3,170       1,891
                                                 -------------  ---------

                                                 $  1,363,052   1,300,307
                                                 =============  =========


              AMERICAN FIDELITY ASSURANCE COMPANY AND SUBSIDIARIES

                            SCHEDULE IV - REINSURANCE

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (IN THOUSANDS)

                                                 Ceded     Assumed                 Percentage
                                     Gross     to Other   From Other     Net        of Amount
                                    Amount     Companies  Companies    Amount    Assumed to Net
                                  -----------  ---------  ----------   ------    --------------

Year ended December 31, 1996
 Life insurance in force          $ 6,276,241    403,148     125,101  5,998,194            2.09%
                                  ===========  =========  ==========  =========  ===============
 Premiums:
   Life insurance                      23,240      1,907       2,854     24,187           11.80%
   Accident and health insurance      248,054     82,040          43    166,057            0.03%
                                  -----------  ---------  ----------  ---------  ---------------

     Total premiums               $   271,294     83,947       2,897    190,244           11.83%
                                  ===========  =========  ==========  =========  ===============

Year ended December 31, 1995
   Life insurance in force        $ 5,679,074    277,982     131,621  5,532,713            2.38%
                                  ===========  =========  ==========  =========  ===============
 Premiums:
     Life insurance                    23,527      1,758       2,745     24,514           11.20%
   Accident and health insurance      231,340     74,385           5    156,960            0.00%
                                  -----------  ---------  ----------  ---------  ---------------

     Total premiums               $   254,867     76,143       2,750    181,474           11.20%
                                  ===========  =========  ==========  =========  ===============

Year ended December 31, 1994
 Life insurance in force          $ 5,158,468    346,885     140,023  4,951,606            2.83%
                                  ===========  =========  ==========  =========  ===============
 Premiums:
   Life insurance                      23,199        797       2,610     25,012           10.43%
   Accident and health insurance      261,729     67,347           -    194,382            0.00%
                                  -----------  ---------  ----------  ---------  ---------------

     Total premiums               $   284,928     68,144       2,610    219,394           10.43%
                                  ===========  =========  ==========  =========  ===============

See accompanying independent auditor's report.





                                     PART C

                                OTHER INFORMATION


ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

A.    FINANCIAL  STATEMENTS


The following financial statements for the Company are included in Part B hereof:

1.   Independent Auditors' Report.

2.   Consolidated Balance Sheets as of December 31, 1996 and 1995.

3. Consolidated Statements of Income for the Years ended December 31, 1996, 1995, and 1994.

4. Consolidated Statements of Stockholder's Equity for the Years Ended December 31, 1996, 1995, and 1994.

5. Consolidated Statements of Cash Flows for the Years Ended December 31, 1996, 1995, and 1994.

6.   Notes to Consolidated Financial Statements - December 31, 1996 and 1995.


B.   EXHIBITS

1.   Resolution   of  Board  of  Directors  of  the  Company   authorizing   the
     establishment of the Separate Account.*

2.   Not Applicable.

3.   Form of Principal Underwriters Agreement.

4.   (i) Individual Variable and Fixed Deferred Annuity*

     (ii) Loan Rider*

     (iii) 403(b) Annuity Rider*

     (iv) Individual Retirement Annuity Rider*

5.   Application Form.*

6.   (i) Copy of Articles of Incorporation of the Company.

     (ii) Copy of the Bylaws of the Company.

7.   Not Applicable.

8. (i) Form of Fund Participation Agreement between the Company and Merrill Lynch Variable Series Funds, Inc.

     (ii) Form of Fund Participation Agreement between the Company and each of Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (d/b/a Dreyfus Stock Index Fund.)

9.   Opinion and Consent of Counsel.

10.  Consent of Independent Auditors.

11.  Not Applicable.

12.  Not Applicable.

13.  Calculation of Performance Information.

14.  Not Applicable.

15.  Company Organizational Chart.

27.  Not Applicable.

     *Incorporated by reference to Registrant's Form N-4 electronically filed on April 23, 1997.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Executive Officers and Directors of the Company:


  Name and Principal             Position and Offices
  Business Address*                 with Depositor
-----------------------  -----------------------------------

Lynda L. Cameron         Director

William M. Cameron       Vice Chairman and Chief Executive
                         Officer, Director

David R. Carpenter       Senior Vice President, Treasurer

William E. Durrett       Chairman of the Board, Director

Stephen P. Garrett       Senior Vice President, Secretary

Edward C. Joullian, III  Director

Kenneth D. Klehm         Senior Vice President

Alfred L. Litchenburg    Senior Vice President

John W. Rex              President, Chief Operating Officer,
                         Director

Galen P. Robbins, M.D.   Director
3433 N.W. 56th
Oklahoma City, OK

John D. Smith            Director
P.O. Box 18832
Atlanta, GA


* The principal business address for all officers and directors listed above is 2000 N. Classen Boulevard, Oklahoma City, Oklahoma except as noted above.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Company organizational chart is included as Exhibit 15.

ITEM 27. NUMBER OF CONTRACT OWNERS

Not Applicable.

ITEM 28. INDEMNIFICATION

The Bylaws of the Company (Article VIII, Section 3) provide, in part, that:

     (a) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), amounts paid in settlement (whether with or without court approval), judgments, fines actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) The Corporation shall indemnify every person who is or was a party or is or was threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent or in any other capacity of or in another corporation, or a partnership, joint venture, trust, or other enterprise, or by reason of any action alleged to have been taken or not taken by him while acting in such capacity, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such threatened, pending, or completed action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation. The termination of any such threatened or actual action or suit by a settlement or by an adverse judgment or order shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation. Nevertheless, there shall be no indemnification with respect to expenses incurred in connection with any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless, and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

     (c) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Subsections (a) and (b) hereof, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such defense.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a)  Not Applicable.

American Fidelity Securities, Inc. ("AFS, Inc.") is the principal underwriter for the Policies. The following persons are the officers and directors of AFS, Inc. The principal business address for each officer and director of AFS, Inc. is 2000 N. Classen Blvd., Oklahoma City, Oklahoma 73106.

(b)  Name and Principal          Positions and Offices
      Business Address             with Underwriter
     ------------------  ------------------------------------

     William E. Durrett  Director, Chairman, President

     David R. Carpenter  Director, Senior Vice President,
                         Treasurer, Chief Financial Officer

     Marvin R. Ewy       Director, Vice President, Secretary,
                         Chief Operations Officer

     Nancy K. Steeber    Vice President, Operations Officer

(c)  Not Applicable.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

David R. Carpenter,  Senior Vice President and Treasurer,  whose address is 2000
N. Classen Blvd., Oklahoma City, OK 73106, maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. American Fidelity Assurance Company ("Company") hereby represents that the fees and charges deducted under the Policies described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.


                                 REPRESENTATIONS

     The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.


                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Oklahoma City and State of Oklahoma, on this 1st day of October, 1997.


                                      AMERICAN  FIDELITY  SEPARATE  ACCOUNT  B
                                      (Registrant)

                                   By: AMERICAN  FIDELITY  ASSURANCE  COMPANY
                                       (Depositor)



                                   By: /s/ JOHN W. REX
                                       _________________________________________
                                           John W. Rex


                                      AMERICAN  FIDELITY  ASSURANCE  COMPANY
                                      (Depositor)



                                   By: /s/ JOHN W. REX
                                       _________________________________________
                                           John W. Rex


Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

       Signature                   Title               Date
--------------------------  ------------------------  -------

                            Vice Chairman, Chief
/s/ WILLIAM M. CAMERON*     Executive Officer and    10/1/97
-----------------------                              -------
William M. Cameron          Director (Principal
                            Executive Officer)

/s/ WILLIAM E. DURRETT      Chairman of the Board     10/1/97
----------------------                                -------
William E. Durrett          and Director


LYNDA L. CAMERON*           Director                  10/1/97
----------------------                                -------
Lynda L. Cameron*


/s/ JOHN W. REX             Director, President and   10/1/97
----------------------                                -------
John W. Rex                 Chief Operating Officer


EDWARD C. JOULLIAN, III*    Director                  10/1/97
---------------------------                           -------
Edward C. Joullian, III


GALEN P. ROBBINS, M.D.*     Director                  10/1/97
-------------------------                             -------
Galen P. Robbins, M.D.


JOHN D. SMITH*              Director                  10/1/97
-----------------------                               -------
John D. Smith*

                            Senior Vice President,
/s/ DAVID R. CARPENTER      Controller & Treasurer    10/1/97
----------------------                                -------
David R. Carpenter          (Principal Financial
                            Officer)



*By  /s/ JOHN W. REX
    ______________________________________
     John W. Rex, Power  of  Attorney









                                    EXHIBITS

                                       TO

                          PRE-EFFECTIVE AMENDMENT NO. 1

                                       TO

                                    FORM N-4

                                       FOR

                      AMERICAN FIDELITY SEPARATE ACCOUNT B

                       AMERICAN FIDELITY ASSURANCE COMPANY


                                INDEX TO EXHIBITS

EXHIBIT NO.


EX-99.B3       Form of Principal Underwriters Agreement.

EX-99.B6(i)    Articles of Incorporation of the Company.

EX-99.B6(ii)   Bylaws of the Company.

EX-99.B8(i)    Form of Fund Participation Agreement between
               the Company and Merrill Lynch Variable Series Fund, Inc.

EX-99.B8(ii)   Form of Fund Participation Agreement between
               the Company and each of Dreyfus Variable Investment Fund, The
               Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (d/b/a Dreyfus Stock Index Fund.)

EX-99.B9       Opinion and Consent of Counsel.

EX-99.10       Consent of Independent Auditors.

EX-99.B13      Calculation of Performance Information.

EX-99.B15      Company Organizational Chart.